NO ACT

PE
1-13-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025686

Received SEC

MAR 14 2012

Washington, DC 20549

March 14, 2012

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-14-12

Robert B. Schumer
Paul, Weiss, Rifkind, Wharton & Garrison LLP
rschumer@paulweiss.com

Re: Liz Claiborne, Inc.
Incoming letter dated January 13, 2012

Dear Mr. Schumer:

This is in response to your letters dated January 13, 2012, January 19, 2012, February 13, 2012 and February 16, 2012 concerning the shareholder proposal submitted to Liz Claiborne by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 15, 2012, two letters dated January 16, 2012, January 23, 2012, January 25, 2012, January 30, 2012, January 31, 2012, February 6, 2012, February 8, 2012, February 13, 2012 and February 28, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 14, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Liz Claiborne, Inc.
Incoming letter dated January 13, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of Liz Claiborne's outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. The proposal also asks that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

We are unable to concur in your view that Liz Claiborne may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Liz Claiborne may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Liz Claiborne may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Liz Claiborne may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Liz Claiborne may exclude the proposal under rule 14a-8(i)(2). In our view, the proposal would not require Liz Claiborne to amend a charter or bylaw provision if doing so would violate applicable state law. Accordingly, we do not believe that Liz Claiborne may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Liz Claiborne may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Liz Claiborne may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Sirimal R. Mukerjee
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 28, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 11 Rule 14a-8 Proposal
Liz Claiborne, Inc. (LIZ)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

In regard to the company's legal opinion, it is a fundamental principle of corporate governance that there is a division in the authority of the board and the shareowners. Boards have full authority regarding overall management of a company. Shareowners, on the other hand, retain some authority related to fundamental matters, such as major transactions, corporate policy or governance procedures.

Any claim that a proposal purportedly violates state law by infringing on the board's authority must explore this sometimes-vague boundary between board and shareowners' authority. The company's legal opinion does not attempt to do this. Instead, it discusses at length the purported overwhelming authority of the board while making no mention of the authority of the shareowners, thereby giving the false impression that shareowners have no authority, which is nonsense.

The company only provides a single perspective opinion.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Christopher T. Di Nardo <chris_dinardo@liz.com>

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064
TELEPHONE (212) 373-3000

WRITER'S DIRECT DIAL NUMBER
212-373-3097
WRITER'S DIRECT FACSIMILE
212-757-3990
WRITER'S DIRECT E-MAIL ADDRESS
rschumer@paulweiss.com

February 16, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Liz Claiborne, Inc. – Stockholder Proposal of Mr. Kenneth Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Sir or Madam:

On behalf of Liz Claiborne, Inc., a Delaware corporation (the "Company"), we write to respond to the February 13, 2012 letter sent by Mr. John Chevedden to the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission regarding the Company's no action request letter, dated January 13, 2012 (the "Request Letter"), with respect to the above-captioned stockholder proposal (the "Stockholder Proposal").

In his letter dated February 13, 2012, Mr. Chevedden posits an interpretation of Delaware law that is simply incorrect – namely, that the board of directors of a Delaware corporation is not required to declare a proposed charter amendment advisable prior to submitting the proposal to stockholders for approval. As the legislative synopsis to the 1998 amendments to the General Corporation Law of the State of Delaware states:

> "The amendment to subsection (b) of Section 251 requiring a determination by the board of directors that a merger agreement is advisable conforms ... to the requirement in subsection (b)(1) of Section 242 that the board of directors declare a charter amendment advisable prior to submitting it to stockholders." *1998 Delaware Laws Ch. 339 (S.B. 311).*

Board approval of charter amendments – in the form of declaring advisable such an amendment – is a fundamental requirement under Delaware law. As the Stockholder Proposal is evidently premised on a fundamental misunderstanding of Delaware law, we trust that Mr. Chevedden and Mr. Steiner will respectfully withdraw the Stockholder Proposal. In the absence of such a withdrawal, the Company respectfully requests the Staff's concurrence with its decision to omit the above-captioned stockholder proposal from its 2012 Proxy Statement and further requests that the Staff confirm that it will not recommend any enforcement action against the Company. Please call the undersigned at (212) 373-3097 if you have any questions or need additional information.

Thank you for your prompt attention.

Respectfully yours,

Robert B. Schumer

cc: Nicholas Rubino (Liz Claiborne, Inc.)
Christopher Di Nardo (Liz Claiborne, Inc.)
Kenneth Steiner
John Chevedden

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000

LLOYD K GARRISON (1946-1991)
RANDOLPH E PAUL (1946-1956)
SIMON H RIFKIND (1950-1995)
LOUIS S WEISS (1927-1950)
JOHN F WHARTON (1927-1977)

WRITER'S DIRECT DIAL NUMBER

212-373-3097

WRITER'S DIRECT FACSIMILE

212-757-3990

WRITER'S DIRECT E-MAIL ADDRESS

rschumer@paulweiss.com

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO 7 DONG SANHUAN ZHONGLU
CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2846-0300

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U K
TELEPHONE (44 20) 7367 1600

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011 JAPAN
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TORONTO-DOMINION CENTRE
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TELEPHONE (202) 223-7300

500 DELAWARE AVENUE SUITE 200
POST OFFICE BOX 32
WILMINGTON DE 19899-0032
TELEPHONE (302) 655-4410

February 13, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Liz Claiborne, Inc. – Stockholder Proposal of Mr. Kenneth Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Sir or Madam:

On behalf of Liz Claiborne, Inc., a Delaware corporation (the "Company"), we write to respond to the letters sent by Mr. John Chevedden to the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission regarding the Company's no action request letter, dated January 13, 2012 (the "Request Letter"), with respect to the above-captioned stockholder proposal (the "Stockholder Proposal").

In his letter dated February 6, 2012, Mr. Chevedden asserts that by reading the "outside opinion it becomes clear that the board can determine that adopting this proposal is either advisable or not advisable, and regardless of the board's decision, then the board can take steps to enable shareholders to vote on this proposal." In his letter dated February 8, 2012, Mr. Chevedden reiterated this same assertion.

Mr. Chevedden has confused his arguments for allowing the Stockholder Proposal to be voted on (with respect to which we have never argued that a determination of advisability by the Board is relevant) and the process of implementing the Stockholder Proposal in accordance with its terms if approved (which requires a Board determination of the advisability of an amendment to the Company's restated certificate of incorporation). As a matter of Delaware law and as discussed in the Delaware law opinion, if a board of directors does not believe a charter amendment is advisable, such board of directors may not propose the adoption of such amendment. Moreover, the text of the Stockholder Proposal does not call for the Board to determine the advisability of giving holders of 10% of the Company's outstanding common stock the power to call a special meeting, but rather to implement such changes by unilaterally amending the Company's governing documents. As discussed in the Request Letter and the Delaware law opinion and recognized by the Staff in the instances cited in the Request Letter and the Delaware law opinion, the actions necessary to implement the Stockholder Proposal in accordance with its terms would cause the Company to violate Delaware law and, as such, the Stockholder Proposal is not a proper subject for stockholder action and should be excluded from the Company's proxy materials.

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the above-captioned stockholder proposal from its 2012 Proxy Statement and further requests that the Staff confirm that it will not recommend any enforcement action against the Company. Please call the undersigned at (212) 373-3097 if you have any questions or need additional information.

Thank you for your prompt attention.

Respectfully yours,

Robert B. Schumer

cc: Nicholas Rubino (Liz Claiborne, Inc.)
Christopher Di Nardo (Liz Claiborne, Inc.)
Kenneth Steiner
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 13, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 10 Rule 14a-8 Proposal
Liz Claiborne, Inc. (LIZ)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The outside opinion, page 3, cites 8 Del. C. § 242(b)(1) which states," If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability."

Advisability means wisdom or desirability.

Wisdom or desirability can be expressed positively or negatively.

The outside opinion, page 4, then magically transforms "advisability" into "declare advisable."

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Christopher T. Di Nardo <chris_dinardo@liz.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Rule 14a-8 Proposal
Liz Claiborne, Inc. (LIZ)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

Del. C. § 242(b)(1) states," If the corporation has capital stock, its board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability."

By carefully reading the outside opinion including page 3, it becomes clear that the board can determine that adopting this proposal is either advisable or not advisable. Regardless of the board's decision, the board can then take steps to enable shareholders to cast an advisory vote on this precatory rule 14a-8 proposal.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Christopher T. Di Nardo <chris_dinardo@liz.com>

[LIZ: Rule 14a-8 Proposal, November 25, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

Our management scuttled our opportunity to vote on the 2010 shareholder proposal to enable 10% of shareholders to call a special meeting. Our management made us vote (unnecessarily no less) on a weak management proposal for an almost insurmountable 35% of shareholders to call a special meeting in order to scuttle our opportunity to vote on the shareholder proposal for a realistic 10% of shareholders to call a special meeting. That is the reason it is necessary to resubmit this proposal topic.

Plus we gave 65%-support to the 2011 shareholder proposal for a shareholder opportunity to act by written consent and our management had not taken any action to adopt it.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
Liz Claiborne, Inc. (LIZ)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

By carefully reading the outside opinion it becomes clear that the board can determine that adopting this proposal is either advisable or not advisable, and regardless of the board's decision, then the board can take steps to enable shareholders to vote on this proposal.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Christopher T. Di Nardo <chris_dinardo@liz.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
Liz Claiborne, Inc. (LIZ)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The outside opinion does not explain how a proposal which begins with, "Shareholders ask our board ..." to take steps might then supposedly reverse itself and then purportedly "mandate that the board ...." take steps. Reference: Outside opinion, page 4, line 9.

The outside opinion compounds its error a few lines beyond this by claiming that a proposal which begins with, "Shareholders ask our board ..." to take steps therefore supposedly "requires the board" to take steps.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Christopher T. Di Nardo <chris_dinardo@liz.com>

has taken sufficient action to inform itself of the merits of the amendment and second, has concluded after consideration of the obligations imposed by its fiduciary duties that the amendment is advisable. *See CA, Inc.* v. *AFSCME Empl. Pension Plan*, 953 A.2d 227, 240 (Del. 2008) (invalidating a bylaw that mandated board action in circumstances where a proper application of fiduciary duties could preclude such action); *cf. Smith* v. *Van Gorkom*, 488 A.2d 858, 872-73 (Del. 1985) ("A director's duty to inform himself in preparation for a decision derives from the fiduciary capacity in which he serves the corporation and its stockholders."). Implementation of the Stockholder Proposal, however, would mandate that the Board declare advisable an amendment to the Restated Certificate when a proper application of fiduciary duties could preclude the Board from making such a declaration. Thus, because implementation of the Stockholder Proposal requires the Board to take specified action without regard to the exercise of the Board's fiduciary duties, its implementation would violate Delaware law.

B. *The Board Cannot "Unilaterally" Implement the Stockholder Proposal Under Delaware Law.*

The Stockholder Proposal requires the Board "to take the steps necessary *unilaterally* (to the fullest extent permitted by law)" to amend each appropriate governing document to give holders of ten percent of the Company's common stock the power to call special stockholder meetings. (emphasis added). As explained above, implementation of the Stockholder Proposal would require an amendment to the Restated Certificate, which must be accomplished in strict compliance with the requirements of Section 242 of the DGCL (*i.e.*, prior to any stockholder adoption of the amendment, the Board first must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote). 8 *Del. C.* § 242(b)(1). Thus, Section 242 makes clear that the Board cannot *unilaterally* adopt an amendment to the Restated Certificate.

Notably, the Stockholder Proposal only calls upon the Board to take steps unilaterally to amend the Restated Certificate and By-Laws "*to the fullest extent permitted by law.*" (emphasis added). This limitation does not save the Stockholder Proposal. Because Section 242 strictly requires that stockholders approve all charter amendments, there is *no* extent to which a board of directors can act unilaterally to amend a certificate of incorporation. *See Lions Gate Entm't Corp.* v. *Image Entm't Inc.*, 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (holding that a charter provision purporting to give the board the power to amend the charter unilaterally "contravenes Delaware law and is invalid"). Any unilateral attempt by the Board to implement the Stockholder Proposal (which, as discussed above, requires the adoption of an amendment to the Restated Certificate) would constitute a violation of Delaware law.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
Liz Claiborne, Inc. (LIZ)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The purported and repeatedly-cited *Marathon Oil Corporation* (January 9, 2008) is not found at: http://www.sec.gov/divisions/corpfin/cf-noaction/2008_14a-8.shtml

According to the outside opinion the company could get unlimited no action relief for all future rule 14a-8 proposals (that could result in amending the charter) because the directors could reject all such rule 14a-8 proposals under the guise of "fiduciary duty." In other words the company position is that the charter has immunity from rule 14a-8 proposals unless the directors relent on their claims of "fiduciary duty."

The company objects to "unilaterally (to the fullest extent permitted by law)." But the company disingenuously does not take this objection to its logical conclusion and declare that the board supposedly took absolutely no unilateral steps when it first took steps to adopt a very limited shareholder right to call a special meeting in 2010.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Christopher T. Di Nardo <chris_dinardo@liz.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 25, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
Liz Claiborne, Inc. (LIZ)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

Allergan, Inc. (January 25, 2012) said that Allergan did not provide guidance on how a shareholder can determine whether his broker or bank is a DTC participant and did not advise what proof of ownership the shareholder needed to obtain if his broker or bank is not a DTC participant.

This seems to fit the attached December 4, 2011 Liz Claiborne letter.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Christopher T. Di Nardo <chris_dinardo@liz.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Liz Claiborne, Inc. (LIZ)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The company January 19, 2012 letter claims that the reader should be able to find *Northrop Grumman Corporation* (March 10, 2008) in spite of the company giving the wrong date.

The resolved statement in *Northrop Grumman Corporation* (March 10, 2008) contained the words "no restriction" which are not in the 2012 proposal. The company provided no precedent for the text in the 2012 proposal resulting in no action relief on any i-2 or i-6 issue.

The proposal states, "This proposal does not impact our board's current power to call a special meeting." The company fails to give a rule to support how part of a proposal can be called the resolved statement and how part of a proposal can be called the supporting statement.

The company January 19, 2012 letter provides no instance of the company making shareholders aware that by voting for the 2010 company proposal on this topic they would give the company the opportunity to later argue that shareholders were also forever giving up their right to submit a rule 14a-8 proposal on this topic.

The company does claim that its 2010 proposal was free of bundling. The company also does not claim that it sought clarification from the Staff on whether its 2010 proposal was bundling in purportedly:

1) Excluding a current rule 14a-8 proposal.
2) Adding governing text to arguably forever silence rule 14a-8 proposal input on the very same topic but with different provisions.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Christopher T. Di Nardo <chris_dinardo@liz.com>

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000

LLOYD K GARRISON (1946-1991)
RANDOLPH E PAUL (1946-1956)
SIMON H RIFKIND (1950-1995)
LOUIS S WEISS (1927-1950)
JOHN F WHARTON (1927-1977)

WRITER'S DIRECT DIAL NUMBER

212-373-3097

WRITER'S DIRECT FACSIMILE

212-757-3990

WRITER'S DIRECT E-MAIL ADDRESS

rschumer@paulweiss.com

UNIT 3601, FORTUNE PLAZA OFFICE TOWER A
NO 7 DONG SANHUAN ZHONGLU
CHAO YANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300

12TH FLOOR HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2846-0300

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U K
TELEPHONE (44 20) 7367 1600

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101

TORONTO-DOMINION CENTRE
77 KING STREET WEST, SUITE 3100
PO BOX 226
TORONTO, ONTARIO M5K 1J3
TELEPHONE (416) 504-0520

2001 K STREET NW
WASHINGTON DC 20006-1047
TELEPHONE (202) 223-7300

500 DELAWARE AVENUE SUITE 200
POST OFFICE BOX 32
WILMINGTON, DE 19899-0032
TELEPHONE (302) 655 4410

January 19, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Liz Claiborne, Inc. – Stockholder Proposal of Mr. Kenneth Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Sir or Madam:

On behalf of Liz Claiborne, Inc., a Delaware corporation (the "Company"), we write to respond to the letters sent by Mr. John Chevedden to the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission regarding the Company's no action request letter, dated January 13, 2012 (the "Request Letter"), with respect to the above-captioned stockholder proposal.

1. **Letter dated January 15, 2012**

In his letter dated January 15, 2012, Mr. Chevedden asserts that "[t]he company fails to give a reason why Delaware law would now supposedly prevent the company from repeating the same steps it took in 2010 and change the 35% figure to 10%." We disagree. Section II.A of the Request Letter provides a detailed explanation of the reasons, each of which is supported by the Delaware law opinion enclosed therewith. We further note that Mr. Chevedden continues to believe (as the proposal itself requests) that the Company's board of directors is empowered to unilaterally "change the 35% figure to 10%". As described in the Request Letter, however, the Company's board of directors is not so empowered and the proposal, if implemented, would therefore violate Delaware law.

2. <u>First Letter dated January 16, 2012</u>

In his first letter dated January 16, 2012, Mr. Chevedden claims that the citation of *Northrop Grumman Corporation (January 17, 2008)* is non-existent. This is incorrect. Northrop Grumman Corporation submitted a no action request letter to the Staff on January 17, 2008 seeking to exclude a stockholder proposal on similar grounds to those sought by the Company in the Request Letter. The Staff responded to this letter on March 10, 2008 permitting the exclusion of the relevant stockholder proposal. We note that Mr. Chevedden should be aware of this no action letter because the applicable stockholder proposal was submitted by Mr. Chevedden himself. We enclose a copy of this no action letter in <u>Annex A</u> hereto for reference.

In the same January 16 letter, Mr. Chevedden also attempts to rewrite Mr. Steiner's proposal. He asserts that the incorrect description in the supporting statement regarding the purported non-impact of the proposal on the power of the Company's board of directors to call a special meeting was in fact intended to modify the proposal. We agree with Mr. Chevedden that the proposal was indeed defective as written; however, Mr. Chevedden and Mr. Steiner had ample time to prepare and submit a proper stockholder proposal.

3. <u>Second Letter dated January 16, 2012</u>

In his second letter dated January 16, 2012, Mr. Chevedden accuses the Company of taking various "secret" measures and failing to advise the Staff of these "secret" measures. Mr. Chevedden's accusations are false. Mr. Chevedden asserts that in 2010 the Company "secretly imbedded text" in the Company's governing documents to preclude future Rule 14a-8 proposals on special stockholder meetings. The proposed 2010 amendments were in fact publicly available in the Company's 2010 Proxy Statement and were voted on and approved at the Company's 2010 Annual Meeting by the holders of a majority of the Company's outstanding common stock. Moreover, no provision of these amendments would prohibit the submission or consideration of a proper Rule 14a-8 stockholder proposal. Mr. Chevedden and Mr. Steiner, however, did not submit one.

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the above-captioned stockholder proposal from its 2012 Proxy Statement and further requests that the Staff confirm that it will not recommend any enforcement action against the Company. Please call the undersigned at (212) 373-3097 if you have any questions or need additional information.

Thank you for your prompt attention.

Respectfully yours,

Robert B. Schumer

cc: Nicholas Rubino (Liz Claiborne, Inc.)
Christopher Di Nardo (Liz Claiborne, Inc.)
Kenneth Steiner
John Chevedden

Annex A

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

March 10, 2008

Stephen D. Yslas
Corporate Vice President, Secretary and
General Counsel
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Re: Northrop Grumman Corporation
Incoming letter dated January 17, 2008

Dear Mr. Yslas:

This is in response to your letter dated January 17, 2008 concerning the shareholder proposal submitted to Northrop Grumman by John Chevedden. We also have received a letter from the proponent dated January 23, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 10, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated January 17, 2008

The proposal asks the board to amend the governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

There appears to be some basis for your view that Northrop Grumman may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6). We note that in the opinion of your counsel, implementation of the proposal would cause Northrop Grumman to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Northrop Grumman relies.

Sincerely,

Greg Belliston
Special Counsel

RECEIVED

2008 JAN 18 PM 5:41

NORTHROP GRUMMAN OFFICE OF CHIEF COUNSEL CORPORATION FINANCE

Corporate Vice President, Secretary and Deputy General Counsel

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone: 310-201-1630

January 17, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Northrop Grumman Corporation – Omission of the Shareholder Proposal of John Chevedden Pursuant to Rule 14a-8

Ladies and Gentlemen:

Northrop Grumman Corporation, a Delaware corporation (the "Company"), has received a stockholder proposal (the "Proposal") from John Chevedden (the "Proponent"). The purpose of this letter is to advise the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude the Proposal from the definitive proxy materials (the "Proxy Materials") for the 2008 Annual Meeting of Stockholders. The Company intends to file the Proxy Materials with the Commission and mail such materials to the Company's stockholders no earlier than 80 days after the date of this letter. In accordance with Rule 14a-8(j), by copy of this letter, the Company has notified Mr. Chevedden of the Company's intention to omit the Proposal from the Proxy Materials. The Company has also enclosed six copies of this letter and the exhibits hereto.

I. Summary.

The Proposal, attached hereto as Exhibit A, asks the board of directors of the Company (the "Board") to "amend our governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The Company believes the Proposal may be omitted:

- Pursuant to Rule 14a-8(i)(2), because it would cause the Company to violate the laws of Delaware, which is the Company's jurisdiction of incorporation;

- Pursuant to Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the Proposal;

- Pursuant to Rule 14a-8(i)(1), because it is not a proper subject for action by the Company stockholders under Delaware law; and

- Pursuant to Rule 14a-8(i)(3), because it is inherently vague and indefinite.

The opinion of the Delaware law firm, Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit B (the "Delaware Law Firm Opinion"), sets forth a detailed analysis of the relevant Delaware law, and the reasons (i) the Proposal would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for action by the Company stockholders under Delaware law, and (iii) the Company lacks the authority to implement the Proposal.

II. The Proposal May be Omitted Because it Would, if Implemented, Cause the Company to Violate Delaware Law.

Rule 14a-8(i)(2) permits an issuer to omit a shareholder proposal from its proxy materials where it would, "if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Proposal asks the Board to "amend our governing documents in order that there is no restriction on the shareholder right to call a special meeting." There is both a procedural and a substantive problem with the legality of this request under Delaware law.

It is important to note as an initial matter that it is unclear exactly which "governing documents" the Proposal would like the Board to amend. But giving the Proponent the benefit of the doubt, one could interpret the Proposal to request that the Board either enact a bylaw or else amend the Company's Restated Certificate of Incorporation (the "Certificate") to grant the requested shareholder right to call a special meeting. Neither of these proffered enactments could occur in a manner consistent with Delaware law. Section 109(b) of the Delaware General Corporation Law (the "DGCL") prohibits adoption of a bylaw that is inconsistent with a company's certificate of incorporation. Article TWELFTH of the Certificate, a copy of which is attached as Exhibit C hereto, states that special meetings may be called by a majority of the Board or the Chairman of the Board and that "[s]pecial meetings may not be called by any other person." Because the Supreme Court of Delaware has interpreted Section 109(b) of the DGCL to mean that a bylaw is "void" and a "nullity" if it conflicts with the Certificate, *Centaur Partners, IV v. Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990), the Board cannot adopt the bylaw suggested in the Proposal without violating Delaware law. The Company notes that the Commission has employed Rule 14a-8(i)(2) (and its predecessor provision) as a basis for not recommending enforcement action where a proposal is excluded because it urges the adoption of a bylaw that is contrary to the certificate of incorporation. *See* AT&T Inc., 2006 SEC No-Act. LEXIS 138 (Feb. 7, 2006) (declining to recommend enforcement action regarding omission of a proposal that recommended that the board adopt cumulative voting as a bylaw or long-term policy because the proposal contradicted the certificate of incorporation); AlliedSignal, Inc., SEC No-Action Letter, 1999 WL 44511 (Jan. 29, 1999) (declining to recommend enforcement action regarding omission of a proposed bylaw that would require a simple majority vote in order for stockholders to take action on all matters because such bylaw would conflict with the provisions in the certificate of incorporation and the DGCL that require a greater vote on certain actions); Weirton Steel Corporation, SEC No-Action Letter, 1995 WL 107126 (Mar. 14, 1995), *and affirmed*, 1995 WL 150685 (Apr. 3, 1995) (declining to recommend enforcement action regarding omission of a proposal asking stockholders to amend the bylaws to allow stockholders to fill director vacancies because the certificate of incorporation provided that only directors could fill such vacancies); Radiation Care, Inc., SEC No-Action Letter, 1994 WL 714997 (Dec. 22, 1994) (declining to recommend enforcement action regarding omission of a proposed bylaw that was of "questionable validity" because it specified, contrary to a provision in the certificate of incorporation, that such bylaw could be amended only by stockholders).[1] In fact, the Commission found a proposal very much like the one at hand (whose author, Mr. Chevedden, was authorized as the proxy holder) to be excludable by the Company in 2007. *See* Northrop Grumman Corporation SEC No-Action Letter (Mar. 13, 2007) (holding excludable a proposal asking "the board to

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1 The Company recognizes that, in 2005 and 2001, the Staff denied Alaska Air Group, Inc. and Lucent Technologies Inc., respectively, no-action relief on proposals to adopt bylaws that, counsel argued, would, among other things, violate Delaware law because the proposed bylaws were inconsistent with the certificate of incorporation. Alaska Air Group, Inc., SEC No-Action Letter, 2005 WL 678894 (Mar. 17, 2005); Lucent Technologies Inc., SEC No-Action Letter, 2001 WL 1381607 (Nov. 6, 2001). It should be noted, however, that these no-action requests do not appear to have been supported by opinions from members of the Delaware bar. In contrast, the Company's request is supported by an opinion prepared by members of the Delaware bar who are licensed, and actively practice, in Delaware. Accordingly, the Company believes that the Staff should grant it no-action relief in accordance with the authority cited above (*see* AlliedSignal, Inc., Weirton Steel Corporation and Radiation Care, Inc., *supra*) rather than deny such relief on the basis of the Alaska Air Group, Inc. and Lucent Technologies Inc. no-action letters. *See* Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 31, 2001) (noting that, in assessing how much weight to afford an opinion of counsel, the Staff considers whether counsel is licensed to practice in the jurisdiction whose law is at issue in the opinion).

amend the bylaws to give holders of 10% to 25% of the outstanding common stock" the power to call a special shareholder meeting).

Alternatively interpreting the Proposal to request that the Board amend the Certificate would also result in the Proposal conflicting with Delaware law. Under Section 242 of the DGCL, an amendment to the Certificate requires both a board resolution and subsequent shareholder approval. The Proposal, if adopted, would thus be invalid under Delaware law because it would purport to require the Board to unilaterally alter the Company's Certificate. The Commission has supported the exclusion of a proposal under Rule 14a-8(i)(2) where it requires the board of a company to unilaterally amend a certificate of incorporation and where, as here, the Company's request is supported by an opinion of counsel. *See* Burlington Resources, Inc. SEC No-Action Letter (Feb. 07, 2003) (holding that a proposal requesting that "the board of directors amend the certificate of incorporation to reinstate the rights of shareholders to take action by written consent and to call special meetings" was excludable under Rule 14a-8(i)(2)).

Furthermore, the broad "right" the Proponent seeks is inconsistent with Delaware law. As explained in the supporting statement, the Proposal is intended to result in complete stockholder control of the time and subject matter of a special meeting: "Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues become moot by the next annual meeting." Although the Proposal envisions shareholder control over the timing of special meetings, provisions of Delaware law would render an unrestricted right to control such timing invalid. *See* 8 *Del. C.* § 222(b) (stating that a special meeting cannot be held on less than ten days' notice to the stockholders). Similarly, though the Proposal also contemplates that shareholders would have the power to call special meetings regarding "major acquisition[s]" and "restructuring[s]," provisions of Delaware law do not permit shareholders to call special meetings on merger agreements or charter amendments (the primary means of effecting acquisitions and restructurings) unless these matters have first been approved by the board and then submitted for shareholder approval. *See, e.g.*, 8 *Del. C.* §§ 251(b) & (c); 242(b)(1). Importantly, these provisions of Delaware law may not be altered by either a certificate of incorporation or bylaw provision. *See* 8 *Del. C.* §§ 102(b)(1), 109(b). Adoption of the Proposal would therefore create an unavoidable substantive conflict with Delaware law.

Because either granting shareholders the unrestricted right to call special meetings in the manner indicated by the Proposal, or granting the right to call the type of special meeting envisioned by the Proposal and the supporting statement, would cause the Company to violate Delaware law, the Proposal is excludable under Rule 14a-8(i)(2).

III. The Proposal May be Omitted Because the Company Lacks the Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits an issuer to omit a shareholder proposal from its proxy materials if "the company would lack the power or authority to implement the proposal." If a company wishes to provide its shareholders with the right to call special meetings, it may only do so through a bylaw or by an amendment to the company's certificate of incorporation. As noted in the Delaware Law Firm Opinion, a bylaw that conflicts with the certificate of incorporation of a Delaware corporation is "void" and a "nullity."[2] Implementing the Proposal with a bylaw would be inconsistent with Article TWELFTH of the Certificate; therefore, the Board would not have the power to adopt such a bylaw. The Delaware Law Firm Opinion also makes clear that a company's certificate of incorporation may only be amended through the two step process of a board resolution and subsequent shareholder vote. Thus, the Board does not have the unilateral power to provide for a shareholder "right" to call special meetings. Because the adoption of the Proposal would oblige the Board to either adopt a bylaw that would be inconsistent with the Certificate, or else make a unilateral change of the Certificate, the Proposal is excludable under Rule 14a-8(i)(6). The Commission has held that a company may exclude a proposal where, as here, it calls on the board to unilaterally alter the company's certificate of incorporation. *See* Burlington Resources, Inc. SEC No-Action Letter (Feb. 07, 2003) (holding a Proposal to be excludable where it requested that the board amend the company's certificate without a shareholder vote).

IV. The Proposal May be Omitted Because it is an Improper Subject for Shareholder Action Under the Law of Delaware.

Rule 14a-8(i)(1) permits an issuer to exclude a proposal if it "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Commission further notes that "proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." SEC Staff Legal Bulletin No. 14 (CF) (2001). The Proposal asks the Board to either adopt a bylaw or amend the Certificate to

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2 *See Centaur Partners, IV v. Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (noting that a proposed bylaw that would have limited the directors' power to amend the bylaws would have been a "nullity" if it were adopted to the extent it conflicted with a certificate of incorporation provision granting the directors unqualified power to amend the bylaws); *see also Prickett v. American Steel and Pump Corporation*, 253 A.2d 86, 88 (Del. Ch. 1969) ("[T]he bylaw provision is in conflict with the charter [i.e., certificate of incorporation] and it is therefore void") (citations omitted); *Burr v. Burr*, 291 A.2d 409, 410 (Del. Ch. 1972) ("Plaintiffs are correct in their conclusion that a by-law in conflict with the certificate of incorporation is a nullity") (citations omitted).

include a provision that would cause the Company to violate Delaware law. By urging the Board to unilaterally amend the Certificate, the Proposal seeks Board action that is expressly prohibited by Delaware law. The Commission has found proposals requiring unilateral action by the Board to amend a certificate of incorporation to be excludable under Rule 14a-8(i)(1). *See* Great lakes Chemical Corp. SEC No-Action Letter (Mar. 03, 1999) (holding excludable a proposal relating to classification of directors that operated to affirmatively require a board of directors to amend a company's certificate of incorporation); *see also* UAL Corp. SEC No-Action Letter (Feb. 07, 2001); Alaska Air Group Inc. SEC No-Action Letter (Mar. 26, 2000); Torotel, Inc. SEC No-Action Letter (Aug. 29, 2007).

In addition, regardless of whether the Proposal seeks a certificate amendment or bylaw amendment, the Proposal is an improper subject for shareholder action because of the substantive changes the Proposal would implement. All special meetings are subject to certain restrictions, imposed by Delaware law, that cannot be eliminated by a bylaw or any other governing documents. For example, as stated above, the Proposal seeks to give shareholders the right to call special meetings on "major acquisition[s]" and "restructuring[s]." In keeping with the fundamental premise of Delaware law that vests managerial authority in a company's board, the DGCL requires that the Board first approve these matters before they may be voted on by shareholders if such actions take the form of a charter amendment or merger agreement. See 8 *Del. C.* §§ 242 & 251. Allowing shareholders to call a meeting on these matters, before the Board has had the opportunity to consider them, would violate the DGCL. The Commission has previously found a proposal analogous to the one at hand to be an improper subject for action by shareholders. Hartmarx Corp. SEC No-Action Letter (Jan. 16, 2002) (finding improper shareholder action where a proposal required that the board amend Hartmarx's bylaws and related governing instruments to provide for cumulative voting in future elections of directors). For these reasons, the Proposal is an improper subject for shareholder action under the Delaware law and it is therefore excludable pursuant to Rule 14a-8(i)(1).

V. The Proposal May be Omitted Because it is Inherently Vague and Indefinite.

Rule 14a-8(i)(3) permits an issuer to omit a shareholder proposal from its proxy materials where "the proposal, or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In recent years the Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." SEC Staff Legal Bulletin No. 14B (CF) (2004).

The Proposal is unclear as to the change it seeks to effect. It requests an amendment to "our governing documents" without specifying the governing documents to which it refers. This omission is significant because, as explained in detail above, neither the Company's Bylaws nor its Certificate can be amended by the Board in the manner envisioned by the Proponent. Moreover, the Proposal speaks of a "shareholder right to call a special meeting." As has also already been discussed, no such shareholder right exists under Delaware law. In interpreting the predecessor to Rule 14a-8(i)(3), the United States District Court for the Southern District of New York made clear that "[s]hareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote." *New York City Employees' Ret. Sys. v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also* Int'l Bus. Machines Corp. SEC No-Action Letter, 2005 SEC No-Act. LEXIS 139 (Feb. 2, 2005).

This concern for the shareholders is to say nothing of the uncertainty surrounding the legal duties of the Board in implementing the Proposal were it to be adopted. The Commission has also found exclusion to be warranted where "any actions(s) ultimately taken by the Company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by the shareholders voting on the proposal." Occidental Petroleum Corp. SEC No-Action Letter (Feb. 11, 1991); *see also* Jos. Schlitz Brewing Co. SEC No-Action Letter (Mar. 21, 1977) ("any resultant action by the Company would have to be made without guidance from the proposal and, consequently, in possible contravention of the intentions of the shareholders who voted on the proposal"). For these reasons, the Proposal is objectionably vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3).

VI. The Proponent Should not be Permitted to Revise the Proposal.

Although we recognize that the Commission will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal,"[3] the Company asks the Commission to decline to grant the Proponent an opportunity to return to the drawing board to correct the serious flaws in the Proposal. The Proposal contains no less than three fundamental errors:

- The Proposal fails to specify the type of change to "our governing documents" that it envisions;
- There is no "shareholder right to call a special meeting" under Delaware law; and

3 *See* SEC Staff Legal Bulletin No. 14B (CF) (2004).

- No governing document of the Company can create the alleged shareholder right to call special meetings that the Proponent seeks without violating Delaware law.

Far from "minor in nature," the Proponent would need to completely overhaul the Proposal to make it comply with Rule 14a-8.

The Proponent had ample time to draft a resolution that complies with the proxy rules before the 120-day deadline set forth in Rule 14a-8(e) expired. Neither the Company nor the Staff should be forced to serve as copy editor for the Proponent, nor as legal counsel to identify and remedy the fatal flaws in his Proposal. Because the Proposal would require extensive revisions in order to comply with Rule 14a-8 and applicable Delaware law, the Company requests that the Staff agree that the Proposal should be omitted from the Proxy Materials entirely.

VII. Conclusion.

For the foregoing reasons, the Company respectfully requests that the Commission confirm that it would not recommend enforcement action if the Company omits the Proposal from the Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310-201-1630.

Respectfully submitted,

Stephen D. Yslas
Corporate Vice President, Secretary and
General Counsel

Exhibit A

Proposal Submitted By John Chevedden

12 · 14

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***　　　*** FISMA & OMB Memorandum M-07-16 ***

Mr. Ronald Sugar
Chairman
Northrop Grumman Corporation (NOC)
1840 Century Park East
Los Angeles, CA 90067
PH: 310-553-6262
FX: 310-553-2076

Rule 14a-8 Proposal

Dear Mr. Sugar,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden　　　November 28, 2007
Date

cc: Stephen D. Yslas
Corporate Secretary
PH: 310-201-3081
FX: 310-556-4556

[NOC: Rule 14a-8 Proposal, November 28, 2007]
3 – Special Shareholder Meetings

RESOLVED, Shareholders ask our board to amend our governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON) according to RiskMetrics (formerly Institutional Shareholder Services). Fidelity and Vanguard support a shareholder right to call a special meeting.

In 2007 our management took advantage of a technicality to prevent us from casting a ballot on this proposal topic. Please see the no action response, Northrop Grumman Corp. (March 13, 2007) available through SECnet.

John Chevedden, Redondo Beach, Calif., said the merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following structure and performance issues were identified:

- The Corporate Library http://www.thecorporatelibrary.com, an independent investment research firm rated our company:
  - "D" in Board Effectiveness.
  - "High Governance Risk Assessment."
  - "Very high concern" in executive pay.
- Our CEO Mr. Sugar received $21 million in 2006, the most among leaders of the five largest U.S. defense companies, while shares rose far less than any of its rivals.
- We had no shareholder right to:
  1) Cumulative voting.
  2) Act by written consent.
  3) Call a special meeting.
  4) A majority vote requirement in the election of directors.
- Thus future shareholder proposals on the above topics could obtain significant support.
- Poison pill: Our directors can adopt a poison pill that is never subject to a shareholder vote.

Additionally:

- We did not have an independent chairman or even a Lead Director.
- Our most senior director, Ms. Peters, was also the most senior director at Merrill Lynch. Merrill Lynch took a $5 billion charge and then its CEO, Mr. O'Neal, departed with $161 million.
- Merrill Lynch was rated "D" by The Corporate Library, as was 3M (MMM), another board that Ms. Peters serves on.

The above concerns shows there is room for improvement and reinforces the reason to encourage our board to respond positively to this proposal:

Special Shareholder Meetings –
Yes on 3

Notes:
John Chevedden,   *** FISMA & OMB Memorandum M-07-16 ***   sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Exhibit B

Opinion Of Morris, Nichols, Arsht & Tunnell LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 17, 2008

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067

Re: **Stockholder Proposal Submitted By John Chevedden**

Ladies and Gentlemen:

This letter is in response to your request for our opinion with respect to certain matters involving a stockholder proposal (the "Proposal") submitted to Northrop Grumman Corporation, a Delaware corporation (the "Company"), by John Chevedden (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for its 2008 Annual Meeting of Stockholders. Specifically, you have requested our opinion (i) whether the Proposal would, if implemented, cause the Company to violate Delaware law, (ii) whether the Proposal is a proper subject for stockholder action under Delaware law and (iii) whether the Company possesses the authority to implement the Proposal.

I. The Proposal.

The Proposal asks the board of directors of the Company (the "Board") to amend the "governing documents" of the Company "in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."[1]

We note at the outset that the Proposal is unclear as to its intention, and we therefore cannot determine exactly what course of action the Proponent is urging the Board to take. Contrary to what the Proponent appears to believe, stockholders do not enjoy a "right" under Delaware law to call special meetings. In fact, under Delaware law only the board of directors and the Delaware Court of Chancery can call a special meeting of stockholders, unless additional persons are authorized to call special meetings by virtue of a charter or bylaw provision.[2] Thus, the Board cannot look to any "standard" under "applicable law" to determine the content of the "right" that the Proponent desires to grant to stockholders.

However, for purposes of this opinion, we have interpreted the Proposal as requesting that the Board enact a bylaw or a charter provision granting each stockholder the "right," free from any "restriction," to enable any Company stockholder to call a meeting on the terms of such stockholder's choosing. We also note that, according to the Proponent, such

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1 The Proposal reads:

> RESOLVED, Shareholders ask our board to amend our governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

2 Section 211(d) of the Delaware General Corporation Law (the "DGCL") specifies that "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 *Del. C.* § 211(d). In addition, the DGCL empowers the Delaware Court of Chancery to call meetings of stockholders under certain circumstances. *See, e.g.*, 8 *Del. C.* § 225(a) (permitting such court to call a meeting in circumstances where the court determines that no valid election has been held at a prior meeting or in a purported action by written consent).

stockholder's "right" should include the ability to "control" the "timing" of when the special meeting will be held[3] and afford the stockholder an opportunity to call a meeting so that stockholders can vote on issues concerning a "takeover offer" or a "major acquisition or restructuring" involving the Company.[4]

II. Summary.

In our opinion, the Board would violate Delaware law if it attempted to amend the Company's "governing documents" to provide each stockholder an unrestricted right to call a special meeting, as proposed by the Proponent. Delaware law recognizes two types of "governing documents" that could be amended to provide stockholders the right to call special meetings: the corporation's bylaws and its charter. As explained in Part III.A herein, if the Board adopted a bylaw purporting to confer on stockholders the power to call a special meeting, such bylaw would be invalid because it would conflict with the Company's Restated Certificate of Incorporation (the "Charter"), which specifies that only the Board and the Chairman of the Board may call special meetings. This means that a stockholder right to call a special meeting could be validly enacted only through an amendment to the Charter. However, the Board would also violate Delaware law if it attempted to unilaterally amend the Charter to provide the stockholders the right to call a special meeting because, as explained in Part III.B herein, such an amendment

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3 *See* Supporting Statement Accompanying the Proposal ("Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important regarding a major acquisition or restructuring, when events unfold quickly and issues become moot by the next annual meeting.").

4 *See* Supporting Statement Accompanying the Proposal ("Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings.").

would require the approval of both the Board and the Company stockholders. Accordingly, the Board would violate Delaware law if it attempted to take the unilateral action urged by the Proponent, i.e., to amend either of the Company's two "governing documents" to create a stockholder right to call special meetings.

In addition to the fatal flaw in the Proposal discussed above (i.e., the inability of the Board to unilaterally enact the Proposal), it also contains substantive shortcomings that would, in our opinion, render it invalid even if the Board *could* enact it. As explained in Parts III.C and III.D herein, a restriction-free right to call special meetings of the type envisioned by the Proposal would violate certain restrictions in the DGCL on calling special meetings that, under the DGCL, cannot be eliminated by a "governing document" of the Company. These restrictions encompass provisions intended to benefit the stockholders, such as requiring minimum notice for all meetings, as well as restraints that a governing document cannot eliminate, such as a prohibition on meetings called to consider unlawful actions. No bylaw or charter provision can grant the stockholders a right to call special meetings that is free of these important restrictions.

For the reasons set forth above, it is our opinion that the Proposal would cause the Company to violate Delaware law if the Proposal were implemented. In addition, because the Proposal asks the Board to violate Delaware law, it is also our opinion that, as explained in Part IV herein, the Proposal is not a proper subject for stockholder action under Delaware law.

Finally, because, as noted above, the Board cannot unilaterally adopt either a bylaw or an amendment to the Charter to adopt the Proposal, it is also our opinion that, as explained in Part V herein, the Company (i.e., the Board) lacks the authority to implement the Proposal.

III. The Proposal, If Implemented, Would Cause The Company To Violate Delaware Law.

A. The Board Cannot Enact The Proposal In The Form Of A Bylaw Because The Bylaw Would Conflict With The Charter.

If adopted, a bylaw granting each Company stockholder the unrestricted right to call a special meeting would directly conflict with the Charter, which limits the right to call special meetings to the Board and the Chairman of the Board: "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board. *Special meetings may not be called by any other person or persons.*" Charter, Article TWELFTH (emphasis added).

The Proposal is inconsistent with this limitation, and therefore cannot be adopted as a bylaw, because Section 109(b) of the DGCL prohibits the adoption of a bylaw that is inconsistent with the Charter.[5] The Supreme Court of Delaware has interpreted Section 109(b) of the DGCL to mean that a bylaw is a "nullity" if it conflicts with the charter.[6] This interpretation is consistent with a long line of Delaware precedents.[7] Therefore, the Proposal could not be adopted as a bylaw.[8]

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5 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, *not inconsistent* with law or *with the certificate of incorporation* [i.e., the charter], relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added).

6 *Centaur Partners, IV v. Nat'l Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990) (noting that a proposed bylaw that would have limited the power of the board of directors to change the size of the board through a bylaw amendment would have been a "nullity" to the extent it conflicted with a certificate of incorporation provision granting the board the power to amend the bylaws).

7 *See Essential Enterprises Corporation v. Automatic Steel Products, Inc.*, 159 A.2d 288, 291 (Del. Ch. 1960) (invalidating a bylaw providing for removal of directors without cause because it was inconsistent with the certificate of incorporation); *Prickett v.*

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B. The Board Cannot Enact The Proposal In The Form Of A Charter Provision Because The Board Cannot Unilaterally Amend The Charter.

Because the Charter currently specifies who may call a special meeting of stockholders, a proposal to allow stockholders to call special meetings could be effected only by an amendment to the Charter. If the Proponent is asking the Board to amend the Charter, however, the Proponent is calling on the Board to violate Delaware law, because the Board cannot unilaterally amend the Charter without stockholder approval. Section 242 of the DGCL requires that charter amendments be approved by the board *and* the holders of a majority of the stock entitled to vote on such amendments. *See* 8 *Del. C.* § 242(b)(1) (providing that the board must adopt a resolution "setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote in respect thereof ... or directing that the amendment proposed be considered at the next annual meeting of the stockholders" before the stockholders vote on the amendment). The Delaware Supreme Court has noted that only if these two steps are taken in precise order does a corporation have the

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American Steel and Pump Corporation, 253 A.2d 86, 88 (Del. Ch. 1969) (invalidating a bylaw that provided one-year terms for directors because the certificate of incorporation provided directors three-year terms); *Oberly v. Kirby*, 592 A.2d 445, 459 (Del. 1991) (declaring invalid a bylaw that had the effect of allowing the directors of a non-stock membership corporation to remove and select new members because the certificate of incorporation allowed only current members to select their successors).

8 We note that Section 2.02 of the current Bylaws of the Company (the "Bylaws") purports to allow the President and Chief Executive Officer of the Company, in addition to the Board and the Chairman of the Board, to call special stockholder meetings. However, because the Charter does not empower the President and the Chief Executive Officer to call special meetings, if either of the offices of President or Chief Executive Officer is not also held by the Chairman of the Board, then the President and the Chief Executive Officer may not call a special meeting.

power to file a certificate of amendment with the office of the Secretary of State of the State of Delaware to effect the amendment:

> [I]t is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under 8 *Del. C.* § 242: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor.

Williams v. Geier, 671 A.2d 1368, 1381 (Del. 1996).[9] Therefore, the Proposal would cause the Company to violate Delaware law.

C. *The Board Cannot Confer On The Stockholders A Right To Call Special Meetings That Is Free From The Restrictions Imposed By Statute.*

By asking the Board to amend the Company's "governing documents" to ensure that there is "no restriction" on the stockholder's right to call a special meeting, the Proponent is asking the Board to adopt amendments to such documents that are inconsistent with the provisions of the DGCL that set forth mandatory procedures for calling a special meeting. Thus, even if the Board could enact the Proposal, its substantive terms (i.e., the purported unrestricted right to call special meetings) would render it invalid.

As noted above, a central feature of the Proposal is the Proponent's desire to enable a stockholder to control the "timing" of when a stockholder meeting is held. The

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9 *See also Lions Gate Entm't Corp. v. Image Entm't Inc.*, 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) ("Because the Charter Amendment Provision purports to give the . . . board the power to amend the charter unilaterally without a shareholder vote, it contravenes Delaware law and is invalid"); *Klang v. Smith's Food & Drug Centers, Inc.*, 1997 WL 257463, at *14 (Del. Ch. May 13, 1997) ("Pursuant to 8 *Del. C.* § 242, amendment of a corporate certificate requires a board of directors to adopt a resolution which declares the advisability of the amendment and calls for a shareholder vote. Thereafter, in order for the amendment to take effect, a majority of outstanding stock must vote in its favor."), *aff'd*, 702 A.2d 150 (Del. 1997).

Proposal is fatally flawed because no one can cause the Company to hold a meeting at *any* time such person chooses. For example, Section 222(b) of the DGCL specifies that a special meeting cannot be held on less than ten days' notice to the stockholders. *See* 8 *Del. C.* § 222(b).[10] Any action taken at a meeting that did not satisfy this minimum notice requirement would be void (unless and until later ratified through valid corporate action—such as approval at a properly noticed meeting). *See, e.g., Lofland v. DiSabatino*, 1991 WL 138505 (Del. Ch. July 25, 1991) (holding that the purported director elections held at an annual meeting that was not properly noticed were voidable and upholding such elections only because the stockholders later ratified the elections at a properly noticed meeting).

In addition to the constraints imposed by the ten-day notice requirement, a stockholder's ability to call a special meeting is also manditorily restricted by Section 222(a) of the DGCL, which specifies that stockholders are limited to taking action only on the business set forth in the notice of the special meeting. 8 *Del. C.* § 222(a)[11]; *see also Catalano v. Trans World Corp.*, 1979 WL 4639 (Del. Ch. Sept. 19, 1979) ("[I]t is clearly established under Delaware law

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10 Section 222(b) of the DGCL provides, in pertinent part: "Unless otherwise provided in this chapter, the written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting." Other provisions of the DGCL require additional notice for meetings at which certain special actions are submitted for stockholder approval. *See, e.g.*, 8 *Del. C.* § 251(c) (requiring twenty days' notice of a meeting at which a merger agreement is submitted for stockholder approval).

11 Section 222(a) of the DGCL provides, in pertinent part: "Whenever stockholders are required or permitted to take any action at a meeting, *a written notice of the meeting shall be given which shall state* the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, *in the case of a special meeting, the purpose or purposes for which the meeting is called.*" (emphasis added).

that the business to be transacted at a special meeting of stockholders be limited to that noticed."). If stockholders were to attempt to call a meeting to transact business not set forth in the notice, any such transacted business would be invalid. *See Vogtman v. Merchant's Mortgage & Credit Co.*, 178 A. 99, 103 (Del. Ch. 1935) (holding that directors were not elected at a special meeting of preferred stockholders because the notice failed to state that directors would be elected at the meeting). Accordingly, a bylaw or charter provision could not be adopted that would permit a stockholder to present business at the meeting that was not included in the notice.

The mandatory notice requirements imposed by Sections 222(a) and (b) of the DGCL discussed above may not be altered by either a charter or bylaw provision.[12]

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12 *See* 8 *Del. C.* § 102(b)(1) (specifying that a charter may contain "[a]ny provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders .... *if such provisions are not contrary to the laws of this State.*" (emphasis added); *see also* 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, *not inconsistent with law* or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added). We note that one decision from the Delaware Court of Chancery suggests that, for certain statutes in the DGCL, it may be possible for a company to depart from the requirements of the statute, even though the statute itself does not expressly contemplate charter or bylaw provisions that "opt out" of the statutory rule. *Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837 (Del. Ch. 2004) (upholding a charter provision that denied the board the power to fix a record date for stockholder actions by written consent, even though the statute that conferred on the board the power to fix a record date does not expressly permit a charter provision limiting such power). We do not believe the *Maxwell* decision would be applied to allow the Company to depart from the notice requirements set forth in Section 222. The Court in *Maxwell* stated that a statutory rule cannot be altered by a corporation if doing so would abridge a public policy evidenced by the DGCL or Delaware common law. *Id.* at 843-44. In our view, adopting a bylaw, or charter provision, that contravenes Section 222 is not permissible because Section 222 is part of a public policy designed to encourage the fully informed vote of stockholders and to facilitate the exercise of stockholder voting rights. *Cf. Leise v. Jupiter Corp.*, 241 A.2d 492, 497-98 (Del. Ch. 1968) (noting that certain action could not be taken at a meeting
(continued)

Accordingly, the special meeting provision that the Proponent asks the Board to adopt would be invalid even if the Board could unilaterally amend the Company's "governing documents" to include such provision, because it would permit a system for calling special meetings that is inconsistent with the DGCL.

D. *The Board Cannot Confer On The Stockholders An Unrestricted Right To Call A Special Meeting To Transact Unlawful Business.*

The adoption of the bylaw or charter provision envisioned by the Proponent would also violate Delaware law because a bylaw or charter provision cannot enable a stockholder to call a meeting to transact any business the stockholder chooses. The stockholders cannot take action at the meeting on a matter that would be invalid if adopted. For example, under the DGCL, a stockholder cannot call a special meeting to enable the stockholders to vote on merger agreements or charter amendments because the DGCL does not permit stockholders to vote on such items unless they have first been approved by the Board and then submitted for stockholder approval. *See, e.g.*, 8 *Del. C.* §§ 251(b) & (c); 242(b)(1).[13]

(continued)

where the notice required by the bylaws was not given, and recognizing "good order and fairness require that all stockholders be given an opportunity to participate in a meaningful meeting"). This policy is evidenced both by Delaware judicial decisions that have invalidated actions taken at meetings that were not properly noticed and by the scheme of the DGCL itself, which carefully establishes different notice requirements for different corporate actions. *See* footnote 10, *supra*. We also note that a treatise authored by current and former members of our firm share our view that the requirements of Section 222 cannot be altered by the charter or the bylaws. D. Drexler, L. Black, Jr. & A. G. Sparks, III, *Delaware Corporation Law and Practice*, § 24.03[1] at 24-5 (noting that the provisions of Section 222(b) regarding the minimum ten days' notice for a meeting "are not alterable by bylaw or otherwise").

13 *See* Part III.B of this opinion. The procedures for approving charter amendments and mergers may not be altered by a charter or bylaw provision. *Cf. Lions Gate Entm't Corp.*, 2006 WL 1668051 (holding that a charter provision purporting to allow either the board or the stockholders to approve charter amendments was invalid because it contravened
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Despite this clear legal impediment, the Proponent wishes to enable a stockholder to call a special meeting without restricting the purpose of such meeting to lawful business. Indeed, the Proponent appears to specifically contemplate that the bylaw or charter provision would be used to conduct unlawful business. In his Supporting Statement, the Proponent demands that stockholders have the power to control the "timing" on special meetings that relate to "major acquisition[s]" and "restructing[s]" involving the Company. As noted above, the stockholders cannot call a meeting to vote on such issues to the extent they involve a merger (e.g., the most common vehicle for an "acquisition" of a company) or a charter amendment (e.g., the most common vehicle for "restructuring" the stock ownership of a company) that has not yet been approved by the Board. Thus, the special meeting provision envisioned by the Proposal would be invalid even if the Board could unilaterally amend the Company's "governing documents" to include such provision.

IV. The Proposal Is Not A Proper Subject For Stockholder Action Under Delaware Law.

Because the Proposal, if implemented, would cause the Company to violate Delaware law, as explained in Part III of this opinion, we believe the Proposal is also not a proper subject for stockholder action under Delaware law.

V. The Company Lacks The Authority To Implement The Proposal.

As noted in Part III.A of our opinion, the Board cannot implement the Proposal by adopting a bylaw enabling stockholders to call a special meeting because the bylaw would be inconsistent with the Charter. Such a bylaw, if adopted, would be a "nullity" and "void" as a

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the express provisions of Section 242 of the DGCL that require *both* the board and the stockholders to adopt such amendments).

matter of Delaware law.[14] Accordingly, it is our opinion that the Company lacks the authority to adopt the Proposal in the form of a bylaw provision.

In addition, as we note in Part III.B of our opinion, the Board also cannot adopt the Proposal by amending the Charter because such an amendment would require both Board and stockholder approval. The Delaware courts have recognized that charter amendments that are not adopted in accordance with the applicable statutory procedures are void.[15] Accordingly, it is also our opinion that the Company lacks the authority to implement the Proposal in the form of an amendment to the Charter, because the Board cannot unilaterally adopt such an amendment without violating the applicable provisions of the DGCL.

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14 *Centaur*, 582 A.2d at 929; *see also Prickett*, 253 A.2d at 88 ("[T]he by-law provision is in conflict with the charter [i.e., certificate of incorporation] and it is therefore void") (citations omitted); *Burr v. Burr*, 291 A.2d 409, 410 (Del. Ch. 1972) ("Plaintiffs are correct in their conclusion that a by-law in conflict with the certificate of incorporation is a nullity") (citations omitted).

15 *AGR Halifax Fund, Inc. v. Fiscina*, 743 A.2d 1188 (Del. Ch. 1999) (finding an amendment to a certificate of incorporation not approved in the precise method set forth in Section 242 "void"). In addition, if a Board-proposed amendment does not receive the requisite stockholder vote pursuant to Section 242 of the DGCL, the Company itself would not have the power to file a certificate of amendment in order to effectuate the proposed amendment. *See* 8 *Del. C.* 242(b)(1).

VI. Conclusion.

For the foregoing reasons, it is our opinion that: (i) the Proposal, if implemented, would cause the Company to violate Delaware law, (ii) the Proposal is not a proper subject for stockholder action under Delaware law and (iii) the Company lacks the authority to implement the Proposal.

Very truly yours,

1346922.6

Morris, Nichols, Arsht & Tunnell LLP

Exhibit C

Certificate of Incorporation of Northrop Grumman Corporation

RESTATED CERTIFICATE OF INCORPORATION

OF

NORTHROP GRUMMAN CORPORATION

(Originally incorporated on January 16, 2001
under the name NNG, Inc.)

FIRST: The name of the corporation is Northrop Grumman Corporation (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name and address of the Corporation's registered agent in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware.

FOURTH: 1. The total number of shares of stock which the Corporation shall have authority to issue is Eight Hundred Ten Million (810,000,000), consisting of Eight Hundred Million (800,000,000) shares of Common Stock, par value One Dollar ($1.00) per share (the "Common Stock"), and Ten Million (10,000,000) shares of Preferred Stock, par value One Dollar ($1.00) per share (the "Preferred Stock").

2. Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by resolution of the Board of Directors of the Corporation (the "Board of Directors") prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution providing for the issuance of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware. The Board of Directors is further authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any class or series subsequent to the issuance of shares of that class or series.

Pursuant to the authority conferred by this Article Fourth, the following series of Preferred Stock has been designated, such series consisting of such number of shares, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions therefor as are stated and expressed in the exhibit with respect to such series attached hereto as specified below and incorporated herein by reference:

Exhibit 1: Series B Convertible Preferred Stock

FIFTH: In furtherance and not in limitation of the powers conferred by statute and subject to Article Sixth hereof, the Board of Directors is expressly authorized to adopt, repeal, rescind, alter or amend in any respect the bylaws of the Corporation (the "Bylaws").

SIXTH: Notwithstanding Article Fifth hereof, the Bylaws may be adopted, repealed, rescinded, altered or amended in any respect by the stockholders of the Corporation, but only by the affirmative vote of the holders of not less than a majority of the voting power of all outstanding shares of capital stock entitled to vote thereon, voting as a single class, and by the holders of any one or more classes or series of capital stock entitled to vote thereon as a separate class pursuant to one or more resolutions adopted by the Board of Directors in accordance with Section 2 of Article Fourth hereof.

SEVENTH: The business and affairs of the Corporation shall be managed by and under the direction of the Board of Directors. Except as may otherwise be provided pursuant to Section 2 of Article Fourth hereof in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, the exact number of directors of the Corporation shall be determined from time to time by a Bylaw or amendment thereto.

EIGHTH: Until the 2008 annual meeting of stockholders, the Board of Directors shall be and is divided into three classes, Class I, Class II and Class III. The number of authorized directors in each class shall be the whole number contained in the quotient obtained by dividing the authorized number of directors by three. If a fraction is also contained in such quotient, then additional directors shall be apportioned as follows: if such fraction is one-third, the additional director shall be a member of Class I; and if such fraction is two-thirds, one of the additional directors shall be a member of Class I and the other shall be a member of Class II. The directors elected to Class III in 2003 shall serve for a term ending on the date of the annual meeting held in calendar year 2006, the directors elected to Class I in 2004 shall serve for a term ending on the date of the annual meeting held in calendar year 2007 and the directors elected to Class II in 2005 shall serve for a term ending on the date of the annual meeting held in calendar year 2008. The term of each director elected after the 2005 annual meeting shall end at the first annual meeting following his or her election. Commencing with the annual meeting in 2008, the classification of the Board of Directors shall terminate, and all directors shall be of one class and shall serve for a term ending at the annual meeting following the annual meeting at which the director was elected.

Notwithstanding the foregoing provisions of this Article Eighth: each director shall serve until his successor is elected and qualified or until his death, resignation or removal; no decrease in the authorized number of directors shall shorten the term of any incumbent director, and additional directors, elected pursuant to Section 2 of Article Fourth hereof in connection with rights to elect such additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, shall not be included in any class, but shall serve for such term or terms and pursuant to such other provisions as are specified in the resolution of the Board of Directors establishing such class or series.

NINTH: Except as may otherwise be provided pursuant to Section 2 of Article Fourth hereof in connection with rights to elect additional directors under specified circumstances which may be granted to the holders of any class or series of Preferred Stock, newly created directorships resulting from any increase in the number of directors, or any vacancies on the Board of Directors resulting from death, resignation, removal or other causes, shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for a term that shall end at the first annual meeting following his or her election and until such director's successor shall have been elected and qualified or until such director's death, resignation or removal, whichever first occurs.

TENTH: Any director serving during his or her three-year term of office pursuant to the classification of the Board of Directors provided for in Article Eighth shall be removed only for cause.

ELEVENTH: Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual meeting or at a special meeting of stockholders of the Corporation, unless the Board of Directors authorizes such action to be taken by the written consent of the holders of outstanding shares of capital stock having not less than the minimum voting power that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted, provided all other requirements of applicable law and this Restated Certificate of Incorporation have been satisfied.

TWELFTH: Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by a majority of the Board of Directors or by the Chairman of the Board. Special meetings may not be called by any other person or persons. Each special meeting shall be held at such date and time as is requested by the person or persons calling the meeting, within the limits fixed by law.

THIRTEENTH: Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision of applicable law) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws.

FOURTEENTH: The Corporation reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, and all rights conferred on stockholders herein are granted subject to this reservation.

FIFTEENTH: A director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or to its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives any improper personal benefit. If, after approval of this Article by the stockholders of the Corporation, the General Corporation Law of the State of Delaware is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

Any repeal or modification of this Article by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation which restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of this Corporation, and which has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law, has been executed by its duly authorized officer as of May 18, 2006.

NORTHROP GRUMMAN CORPORATION

By: [signature]
John H. Mullan
Corporate Vice President and Secretary

EXHIBIT 1

SERIES B CONVERTIBLE PREFERRED STOCK

Section 1. *Designation and Amount.* The shares of such series shall be designated as the "Series B Convertible Preferred Stock" (the "Series B Convertible Preferred Stock") and the number of shares constituting such series shall be 3,500,000.

Section 2. *Dividends.* The holders of shares of Series B Convertible Preferred Stock shall be entitled to receive cumulative cash dividends when, as and if declared by the Board of Directors out of any funds legally available therefor, at the rate per year herein specified, payable quarterly at the rate of one-fourth of such amount on the fifteenth day (or, if such day is not a business day, on the first business day thereafter) of January, April, July and October in each year. The rate of dividends shall initially be $7.00 per year per share. Thereafter, the rate of dividends shall be increased to $9.00 per share per year after the October 2001 dividend payment date if the stockholders of the Corporation shall not have, prior to that time, approved the issuance of all Common Stock issuable upon conversion of the Series B Convertible Preferred Stock. The rate of dividends shall be decreased to $7.00 per share after the first quarterly dividend payment date after Stockholder Approval is obtained. Cash dividends upon the Series B Convertible Preferred Stock shall commence to accrue and shall be cumulative from the date of issuance.

If the dividend for any dividend period shall not have been paid or set apart in full for the Series B Convertible Preferred Stock, the deficiency shall be fully paid or set apart for payment before (i) any distributions or dividends, other than distributions or dividends paid in stock ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, shall be paid upon or set apart for Common Stock or stock of any other class or series of Preferred Stock ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation; and (ii) any Common Stock or shares of Preferred Stock of any class or series ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation shall be redeemed, repurchased or otherwise acquired for any consideration other than stock ranking junior to the Series B Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation. No distribution or dividend shall be paid upon, or declared and set apart for, any shares of Preferred Stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation for any dividend period unless at the same time a like proportionate distribution or dividend for the same or similar dividend period, ratably in proportion to the respective annual dividends fixed therefor, shall be paid upon or declared and set apart for all shares of Preferred Stock of all series so ranking then outstanding and entitled to receive such dividend.

Section 3. *Voting Rights.* Except as provided herein or as may otherwise be required by law, the holders of shares of Series B Convertible Preferred Stock shall not be entitled to any voting rights as stockholders with respect to such shares.

(a) So long as any shares of Series B Convertible Preferred Stock shall be outstanding, the Corporation shall not, without the affirmative vote of the holders of at least two-thirds of the aggregate number of shares of Series B Convertible Preferred Stock at the time outstanding, by an amendment to the Restated Certificate of Incorporation, by merger or consolidation, or in any other manner:

(i) authorize any class or series of stock ranking prior to the Series B Convertible Preferred Stock as to dividends, redemption payments or rights upon liquidation, dissolution or winding up of the Corporation;

(ii) alter or change the preferences, special rights, or powers given to the Series B Convertible Preferred Stock so as to affect such class of stock adversely, but nothing in this clause (ii) shall require such a class vote (x) in connection with any increase in the total number of authorized shares of Common Stock or Preferred Stock; (y) in connection with the authorization or increase in the total number of authorized shares of any class of stock ranking on a parity with the Series B Convertible Preferred Stock; or (z) in connection with the fixing of any of the particulars of shares of any other series of Preferred Stock ranking on a parity with the Series B Convertible Preferred Stock that may be fixed by the Board of Directors as provided in Article FOURTH of the Certificate of Incorporation; or

(iii) directly or indirectly purchase or redeem less than all of the Series B Convertible Preferred Stock at the time outstanding unless the full dividends to which all shares of the Series B Convertible Preferred Stock then outstanding shall then be entitled shall have been paid or declared and a sum sufficient for the payment thereof set apart.

(b) If and whenever accrued dividends on the Series B Convertible Preferred Stock shall not have been paid or declared and a sum sufficient for the payment thereof set aside for six quarterly dividend periods (whether or not consecutive), then and in such event, the holders of the Series B Convertible Preferred Stock, voting separately as a class, shall be entitled to elect two directors at any annual meeting of the stockholders or any special meeting held in place thereof, or at a special meeting of the holders of the Series B Convertible Preferred Stock called as hereinafter provided. Such right of the holders of the Series B Convertible Preferred Stock to elect two directors may be exercised until the dividends in default on the Series B Convertible Preferred Stock shall have been paid in full or funds sufficient therefor set aside; and when so paid or provided for, then the right of the holders of the Series B Convertible Preferred Stock to elect such number of directors shall cease, but subject always to the same provisions for the vesting of such voting rights in the case of any such future default or defaults. At any time after such voting power shall have so vested in the holders of the Series B Convertible Preferred Stock, the Secretary of the Corporation may, and upon the written request of the holders of record of ten percent (10%) or more in amount of the Series B Convertible Preferred Stock then outstanding addressed to him at the principal executive office of the Corporation shall, call a special meeting of the holders of the Series B Convertible Preferred Stock for the election of the directors to be elected by them as hereinafter provided, to be held within sixty (60) days after delivery of such request and at the place and upon the notice provided by law and in the bylaws of the Corporation for the holding of meetings of stockholders; provided, however, that the Secretary shall not be required to call such special meeting in the case of any such request received less than ninety (90) days before the date fixed for the next ensuing annual meeting of stockholders. If at any such annual or special meeting or any adjournment thereof the holders of at least a majority of the Series B Convertible Preferred Stock then outstanding and entitled to vote thereat shall be present or represented by proxy, then, by vote of the holders of at least a majority of the Series B Convertible Preferred Stock present or so represented at such meeting, the then authorized number of directors of the Corporation shall be increased by two, and the holders of the Series B Convertible Preferred Stock shall be entitled to elect the additional directors so provided for. The directors so elected shall serve until the next annual meeting or until their respective successors shall be elected and shall qualify; provided, however, that whenever the holders of the Series B Convertible Preferred Stock shall be divested of voting power as above provided, the terms of office of all persons elected as directors by the holders of the Series B Convertible Preferred Stock as a class shall forthwith terminate and the number of the Board of Directors shall be reduced accordingly.

(c) If, during any interval between any special meeting of the holders of the Series B Convertible Preferred Stock for the election of directors to be elected by them as provided in this Section 3 and the next ensuing annual meeting of stockholders, or between annual meetings of stockholders for the election of directors, and while the holders of the Series B Convertible Preferred Stock shall be entitled to elect two directors, the number of directors who have been elected by the holders of the Series B Convertible Preferred Stock shall, by reason of resignation, death, or removal, be less than the total number of directors subject to election by the holders of the Series B Convertible Preferred Stock, (i) the vacancy or vacancies in the directors elected by the holders of the Series B Convertible Preferred Stock shall be filled by the remaining director then in office, if any, who was elected by the holders of the Series B Convertible Preferred Stock, although less than a quorum, and (ii) if not so filled within sixty (60) days after the creation thereof, the Secretary of the Corporation shall call a special meeting of the holders of the Series B Convertible Preferred Stock and such vacancy or vacancies shall be filled at such special meeting. Any director elected to fill any such vacancy by the remaining director then in office may be removed from office by vote of the holders of a majority of the shares of the Series B Convertible Preferred Stock. A special meeting of the holders of the Series B Convertible Preferred Stock may be called by a majority vote of the Board of Directors for the purpose of removing such director. The Secretary of the Corporation shall, in any event, within ten (10) days after delivery to the Corporation at its principal office of a request to such effect signed by the holders of at least ten percent (10%) of the outstanding shares of the Series B Convertible Preferred Stock, call a special meeting for such purpose to be held within sixty (60) days after delivery of such request; provided, however, that the Secretary shall not be required to call such a special meeting in the case of any such request received less than ninety (90) days before the date fixed for the next ensuing annual meeting of stockholders.

Section 4. *Redemption.*

(a) Shares of Series B Convertible Preferred Stock shall not be redeemable except as follows:

(i) All, but not less than all, of the shares of Series B Convertible Preferred Stock shall be redeemed for cash in an amount equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued to such holders if all shares of Series B Convertible Preferred Stock were converted into Common Stock on the Redemption Date pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all dividends with respect to such shares, whether or not declared, accrued and unpaid as of the Redemption Date, as defined below, on the first day after the twentieth anniversary of the initial issuance of the Series B Convertible Preferred Stock.

(ii) All, but not less than all, of the shares of Series B Convertible Preferred Stock may be redeemed at the option of the Corporation at any time after the seventh anniversary of the initial issuance of the Series B Convertible Preferred Stock. Any redemption pursuant to this clause (ii) shall be solely for Common Stock of the Corporation and at the Redemption Date each holder of shares of Series B Convertible Preferred Stock shall be entitled to receive, in exchange and upon surrender of the certificate therefor, that number of fully paid and nonassessable shares of Common Stock determined by dividing (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued if all shares of Series B Convertible Preferred Stock were converted into Common Stock pursuant to Section 8 on the Redemption Date; or (Y) if after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared thereon to the Redemption Date, by (Z) the Current Market Price of the Common Stock as of the Redemption Date; provided, however, that if prior to the Redemption Date there shall have occurred a Transaction, as defined in Section 8(b)(iii), the consideration deliverable in any such exchange shall be the Alternate Consideration as provided in Section 12.

(b) Notice of every mandatory or optional redemption shall be mailed at least thirty (30) days but not more than fifty (50) days prior to the Redemption Date to the holders of record of the shares of Series B Convertible Preferred Stock so to be redeemed at their respective addresses as they appear upon the books of the Corporation. Each such notice shall specify the date on which such redemption shall be effective (the "Redemption Date"), the redemption price or manner of calculating the redemption price and the place where certificates for the Series B Convertible Preferred Stock are to be surrendered for cancellation.

(c) On the date that redemption is being made pursuant to paragraph (a) of this Section 4, the Corporation shall deposit for the benefit of the holders of shares of Series B Convertible Preferred Stock the funds, or stock certificates for Common Stock, necessary for such redemption with a bank or trust company in the Borough of Manhattan, the City of New York, having a capital and surplus of at least $1,000,000,000. Dividends paid on Common Stock held for the benefit of the holders of shares of Series B Convertible Preferred Stock hereunder shall be held for the benefit of such holders and paid over, without interest, on surrender of certificates for the Series B Convertible Preferred Stock. Any monies or stock certificates so deposited by the Corporation and unclaimed at the end of one year from the Redemption Date shall revert to the Corporation. After such reversion, any such bank or trust company shall, upon demand, pay over to the Corporation such unclaimed amounts or deliver such stock certificates and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof and any holder of shares of Series B Convertible Preferred Stock shall look only to the Corporation for the payment of the redemption price. Any interest accrued on funds deposited pursuant to this paragraph (c) shall be paid from time to time to the Corporation for its own account.

(d) Upon the deposit of funds or certificates for Common Stock pursuant to paragraph (c) in respect of shares of Series B Convertible Preferred Stock being redeemed pursuant to paragraph (a) of this Section 4, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, the shares represented thereby shall on and after the Redemption Date no longer be deemed outstanding, and all rights of the holders of shares of Series B Convertible Preferred Stock shall cease and terminate, excepting only the right to receive the redemption price therefor. Nothing in this Section 4 shall limit the right of a holder to convert shares of Series B Convertible Preferred Stock pursuant to Section 8 at any time prior to the Redemption Date, even if such shares have been called for redemption pursuant to Section 4(a).

(e) In connection with any redemption pursuant to clause (ii) of paragraph (a) of this Section 4, no fraction of a share of common stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Redemption Date.

Section 5. *Fundamental Change in Control.*

(a) Not later than 10 business days following a Fundamental Change in Control, as defined below, the Corporation shall mail notice to the holders of Series B Convertible Preferred Stock stating that a Fundamental Change in Control has occurred and advising such holders of their right to exchange (the "Exchange Right") any and all shares of Series B Convertible Preferred Stock for shares of Common Stock as provided herein; provided, however, that if prior to the Exchange Date (as defined below) there shall have occurred a Transaction, as defined in Section 8(b)(iii), the consideration deliverable in any such exchange shall be the Alternate Consideration as provided in Section 12. Such notice shall state: (i) the date on which such exchanges shall be effective (the "Exchange Date"), which shall be the 21st business day from the date of giving such notice; (ii) the number of shares of Common Stock (or Alternate Consideration) for which each share of Series B Convertible Preferred Stock may be exchanged; and (iii) the method by which each holder may give notice of its exercise of the Exchange Right; and (iv) the method and place for delivery of certificates for Series B Convertible Preferred Stock in connection with exchanges pursuant hereto. For a period of twenty (20) business days following the notice provided herein, each holder of Series B Convertible Preferred Stock may exercise the Exchange Right as provided herein.

(b) Pursuant to the Exchange Right, each share of Series B Convertible Preferred Stock shall be exchanged for that number of shares of Common Stock determined by dividing an amount equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all dividends accrued and unpaid with respect to such share as of the Exchange Date, whether or not declared, and (b) the Current Market Price of the number of shares of Common Stock which would be issued if such share of Series B Convertible Preferred Stock were converted into Common Stock pursuant to Section 8 on the Exchange Date; or (Y) if after Stockholder Approval, the Liquidation Value plus all dividends accrued and unpaid with respect to such share as of the Exchange Date, whether or not declared, in each case by the Current Market Price per share of Common Stock as of the Exchange Date.

(c) The holder of any share of Series B Convertible Preferred Stock may exercise the Exchange Right by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Convertible Preferred Stock to be exchanged accompanied by a written notice stating that such holder elects to exercise the Exchange Right as to all or a specified number of such shares in accordance with this Section 5 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock to which such holder is entitled to be issued and such other customary documents as are necessary to effect the exchange. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance in such name or names of shares of Common Stock to which such holder has become entitled. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock to which such holder has become entitled on exchange of shares of Series B Convertible Preferred Stock pursuant hereto. As promptly as practicable, and in any event within five (5) business days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable shares of Common Stock to which the holder of shares of Series B Convertible Preferred Stock so exchanged shall be entitled.

(d) From and after the Exchange Date, a holder of shares of Series B Convertible Preferred Stock who has elected to exchange such shares for Common Stock as herein provided shall have no voting or other rights with respect to the shares of Series B Convertible Preferred Stock subject thereto, other than the right to receive the Common Stock provided herein upon delivery of the certificate or certificates evidencing shares of Series B Convertible Preferred Stock.

(e) In connection with the exchange of any shares of Series B Convertible Preferred Stock, no fraction of a share of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the Exchange Date.

(f) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of the Exchange Rights provided herein, such number of shares of Common Stock as shall from time to time be sufficient to effect the exchange provided herein. The Corporation shall from time to time, in accordance with the laws of Delaware, increase the authorized amount of Common Stock if at any time the number of authorized shares of Common Stock remaining unissued shall not be sufficient to permit the exchange of all then outstanding shares of Series B Convertible Preferred Stock.

(g) As used herein, the term "Fundamental Change in Control" shall mean any merger, consolidation, sale of all or substantially all of the Corporation's assets, liquidation or recapitalization (other than solely a change in the par value of equity securities) of the Common Stock in which more than one-third of the previously outstanding Common Stock shall be changed into or exchanged for cash, property or securities other than capital stock of the Corporation or another corporation ("Non Stock Consideration"). For purposes of the preceding sentence, any transaction in which shares of Common Stock shall be changed into or exchanged for a combination of Non Stock Consideration and capital stock of the

Corporation or another corporation shall be deemed to have involved the exchange of a number of shares of Common Stock for Non Stock Consideration equal to the total number of shares exchanged multiplied by a fraction in which the numerator is the Fair Market Value of the Non Stock Consideration and the denominator is the Fair Market Value of the total consideration in such exchange, each as determined by a resolution of the Board of Directors of the Corporation.

Section 6. *Reacquired Shares.* Any shares of Series B Convertible Preferred Stock converted, redeemed, exchanged, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation, and upon the filing of an appropriate certificate with the Secretary of State of the State of Delaware, become authorized but unissued shares of Preferred Stock, par value $1.00 per share, of the Corporation and may be reissued as part of another series of Preferred Stock, par value $1.00 per share, of the Corporation subject to the conditions or restrictions on issuance set forth herein.

Section 7. *Liquidation, Dissolution or Winding Up.*

(a) Except as provided in paragraph (b) of this Section 7, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of capital stock of the Corporation ranking junior as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation to the Series B Convertible Preferred Stock unless, prior thereto, the holders of shares of Series B Convertible Preferred Stock shall have received (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the amount which would be distributed to such holders if all shares of Series B Convertible Preferred Stock had been converted into Common Stock pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared or (ii) to the holders of shares of capital stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, except distributions made ratably on the Series B Convertible Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. The Liquidation Value shall be $100.00 per share.

(b) If the Corporation shall commence a voluntary case under the Federal bankruptcy laws or any other applicable Federal or State bankruptcy, insolvency or similar law, or consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the Federal bankruptcy laws or any other applicable Federal or State bankruptcy, insolvency or similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and on account of any such event the Corporation shall liquidate, dissolve or wind up, no distribution shall be made (i) to the holders of shares of capital stock of the Corporation ranking junior to the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation unless, prior thereto, the holders of shares of Series B Convertible Preferred Stock shall have received (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, and (b) the amount which would be distributed to such holders if all shares of Series B Convertible Preferred Stock had been converted into Common Stock pursuant to Section 8; and (Y) after Stockholder Approval, the Liquidation Value plus all accrued and unpaid dividends with respect to such shares, whether or not declared, or (ii) to the holders of shares of capital stock ranking on a parity with the Series B Convertible Preferred Stock as to dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, except distributions made ratably on the Series B Convertible Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

(c) Neither the consolidation, merger or other business combination of the Corporation with or into any other Person or Persons nor the sale of all or substantially all of the assets of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 7.

Section 8. *Conversion.* Subject to the condition that the Stockholder Approval shall first have been obtained, each share of Series B Convertible Preferred Stock shall be convertible, at any time, at the option of the holder thereof into the right to receive shares of Common Stock, on the terms and conditions set forth in this Section 8.

(a) Subject to the provisions for adjustment hereinafter set forth, each share of Series B Convertible Preferred Stock shall be converted into the right to receive a number of fully paid and nonassessable shares of Common Stock, which shall be equal to the Liquidation Value divided by the Conversion Price, as herein defined. Initially the Conversion Price shall be 127% of $86.42. The Conversion Price shall be subject to adjustment as provided in this Section 8.

(b) The Conversion Price shall be subject to adjustment from time to time as follows:

(i) In case the Corporation shall at any time or from time to time declare a dividend, or make a distribution, on the outstanding shares of Common Stock in shares of Common Stock or subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares or combine or reclassify the outstanding shares of Common Stock into a smaller number of shares of Common Stock, or shall declare, order, pay or make a dividend or other distribution on any other class or series of capital stock, which dividend or distribution includes Common Stock then, and in each such case, the Conversion Price shall be adjusted to equal the number determined by multiplying (A) the Conversion Price immediately prior to such adjustment by (B) a fraction, the denominator of which shall be the number of shares of Common Stock outstanding immediately after such dividend, distribution, subdivision or reclassification, and the numerator of which shall be the number of shares of Common Stock outstanding immediately before such dividend, distribution, subdivision or reclassification. An adjustment made pursuant to this clause *(i)* shall become effective (A) in the case of any such dividend or distribution, immediately after the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribution, or (B) in the case of any such subdivision, reclassification or combination, at the close of business on the day upon which such corporate action becomes effective.

(ii) In case the Corporation shall at any time or from time to time declare, order, pay or make a dividend or other distribution (including, without limitation, any distribution of stock, evidences of indebtedness or other securities, cash or other property or rights or warrants to subscribe for securities of the Corporation or any of its Subsidiaries by way of distribution, dividend or spinoff, but excluding regular ordinary cash dividends as may be declared from time to time by the Corporation) on its Common Stock, other than a distribution or dividend of shares of Common Stock that is referred to in clause (i) of this paragraph (b), then, and in each such case, the Conversion Price shall be adjusted to equal the number determined by multiplying (A) the Conversion Price immediately prior to the record date fixed for the determination of stockholders entitled to receive such dividend or distribution by (B) a fraction, the denominator of which shall be the Current Market Price per share of Common Stock on the last Trading Day on which purchasers of Common Stock in regular way trading would be entitled to receive such dividend or distribution and the numerator of which shall be the Current Market Price per share of Common Stock on the first Trading Day on which purchasers of Common Stock in regular way trading would not be entitled to receive such dividend or distribution (the "Ex-dividend Date"); provided that the fraction determined by the foregoing clause (B) shall not be greater than 1. An adjustment made pursuant to this clause (ii) shall be effective at the close of business on the Ex-dividend Date. If the Corporation completes a tender offer or otherwise repurchases shares of Common Stock in a single transaction or a related series of transactions, provided such tender offer or offer to repurchase is open to all or substantially all holders of Common Stock (not including open market or other selective repurchase programs), the Conversion Price shall be adjusted as though (A) the Corporation had effected a reverse split of the Common Stock to reduce the number of shares of Common Stock outstanding from (x) the number outstanding immediately prior to the completion of the tender offer or the first repurchase for which the adjustment is being made to (y) the number outstanding immediately after the completion of the tender offer or the last repurchase for which the adjustment is being made and (B) the Corporation had paid a dividend on the Common Stock outstanding immediately after completion of the tender offer or the last repurchase for which the adjustment is being made in an aggregate amount equal to the aggregate consideration paid by the Corporation pursuant to the tender offer or the repurchases for which the adjustment is being made (the "Aggregate Consideration"); provided that in no event shall the Conversion Price be increased as a result of the foregoing adjustment. In applying the first two sentences of this Section 8(b)(ii) to the event described in clause (B) of the preceding sentence, the Current Market Price of the Common Stock on the date immediately following the closing of any such tender offer or on the date of the last repurchase shall be taken as the value of the Common Stock on the Ex-dividend Date, and the value of the Common Stock on the day preceding the Ex-dividend Date shall be assumed to be equal to the sum of (x) the value on the Ex-dividend Date and (y) the per share amount of the dividend described in such clause (B) computed by dividing the Aggregate Consideration by the number of shares of Common Stock outstanding after the completion of such tender offer or repurchase. In the event that any of the consideration paid by the Corporation in any tender offer or repurchase to which this Section 8(b)(ii) applies is in a form other than cash, the value of such consideration shall be determined by an independent investment banking firm of nationally recognized standing to be selected by the Board of Directors of the Corporation.

(iii) In case at any time the Corporation shall be a party to any transaction (including, without limitation, a merger, consolidation, sale of all or substantially all of the Corporation's assets, liquidation or recapitalization (other than solely a change in the par value of equity securities) of the Common Stock and excluding any transaction to which clause (i) or (ii) of this paragraph (b) applies) in which the previously outstanding Common Stock shall be changed into or exchanged for different securities of the Corporation or common stock or other securities of another corporation or interests in a noncorporate entity or other property (including cash) or any combination of any of the foregoing (each such transaction being herein called the "Transaction"), then each share of Series B Convertible Preferred Stock then outstanding shall thereafter be convertible into, in lieu of the Common Stock issuable upon such conversion prior to consummation of such Transaction, the kind and amount of shares of stock and other securities and property receivable (including cash) upon the consummation of such Transaction by a holder of that number of shares of Common Stock into which one share of Series B Convertible Preferred Stock would have been convertible (without giving effect to any restriction on convertibility) immediately prior to such Transaction including, on a pro rata basis, the cash, securities or property received by holders of Common Stock in any such transaction. The Corporation shall not be a party to a Transaction that does not expressly contemplate and provide for the foregoing.

(iv) If any event occurs as to which the foregoing provisions of this Section 8(b) are not strictly applicable but the failure to make any adjustment to the Conversion Price or other conversion mechanics would not fully and equitably protect the conversion rights of the Series B Preferred Stock in accordance with the essential intent and principles of such provisions, then in each such case the Board of Directors of the Corporation shall make such appropriate adjustments to the Conversion Price or other conversion mechanics (on a basis consistent with the essential intent and principles established in this Section 8) as may be necessary to fully and equitably preserve, without dilution or diminution, the conversion rights of the Series B Convertible Preferred Stock.

(c) If any adjustment required pursuant to this Section 8 would result in an increase or decrease of less than 1% in the Conversion Price, the amount of any such adjustment shall be carried forward and adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment, which, together with such amount and any other amount or amounts so carried forward, shall aggregate at least 1% of the Conversion Price.

(d) The Board of Directors may at its option increase the number of shares of Common Stock into which each share of Series B Convertible Preferred Stock may be converted, in addition to the adjustments required by this Section 8, as shall be determined by it (as evidenced by a resolution of the Board of Directors) to be advisable in order to avoid or diminish any income deemed to be received by any holder for federal income tax purposes of shares of Common Stock or Series B Convertible Preferred Stock resulting from any events or occurrences giving rise to adjustments pursuant to this Section 8 or from any other similar event.

(e) The holder of any shares of Series B Convertible Preferred Stock may exercise his right to receive in respect of such shares the shares of Common Stock or other property or securities, as the case may be, to which such holder is entitled by surrendering for such purpose to the Corporation, at its principal office or at such other office or agency maintained by the Corporation for that purpose, a certificate or certificates representing the shares of Series B Convertible Preferred Stock to be converted, accompanied by a written notice stating that such holder elects to convert all or a specified number of such shares in accordance with this Section 8 and specifying the name or names in which such holder wishes the certificate or certificates for shares of Common Stock or other property or securities, as the case may be, to which such holder is entitled to be issued and such other customary documents as are necessary to effect the conversion. In case such notice shall specify a name or names other than that of such holder, such notice shall be accompanied by payment of all transfer taxes payable upon the issuance in such name or names of shares of Common Stock or other property or securities, as the case may be, to which such holder has become entitled. Other than such taxes, the Corporation will pay any and all issue and other taxes (other than taxes based on income) that may be payable in respect of any issue or delivery of shares of Common Stock or such other property or securities, as the case may be, to which such holder has become entitled on conversion of Series B Convertible Preferred Stock pursuant hereto. As promptly as practicable, and in any event within five (5) business days after the surrender of such certificate or certificates and the receipt of such notice relating thereto and, if applicable, payment of all transfer taxes (or the demonstration to the satisfaction of the Corporation that such taxes have been paid), the Corporation shall deliver or cause to be delivered certificates representing the number of validly issued, fully paid and nonassessable full shares of Common Stock to which the holder of shares of Series B Convertible Preferred Stock so converted shall be entitled or such other property or assets, as the case may be, to which such holder has become entitled. The date upon which a holder delivers to the Corporation a notice of conversion and the accompanying documents referred to above is referred to herein as the "Conversion Date."

(f) From and after the Conversion Date, a holder of shares of Series B Convertible Preferred Stock shall have no voting or other rights with respect to the shares of Series B Convertible Stock subject thereto, other than the right to receive upon delivery of the certificate or certificates evidencing shares of Series B Convertible Preferred Stock as provided by paragraph 8(e), the securities or property described in this Section 8.

(g) In connection with the conversion of any shares of Series B Convertible Preferred Stock, no fraction of a share of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the day on which such shares of Series B Convertible Preferred Stock are deemed to have been converted.

(h) Upon conversion of any shares of Series B Convertible Preferred Stock, if there are any accrued but unpaid dividends thereon, the Corporation shall, at its option, either pay the same in cash or deliver to the holder an additional number of fully paid and nonassessable shares of Common Stock determined by dividing the amount of such accrued and unpaid dividends by the Conversion Price.

(i) The Corporation shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of effecting the conversion of the Series

B Convertible Preferred Stock, such number of shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of Series B Convertible Preferred Stock. The Corporation shall from time to time, in accordance with the laws of Delaware, increase the authorized amount of Common Stock if at any time the number of authorized shares of Common Stock remaining unissued shall not be sufficient to permit the conversion at such time of all then outstanding shares of Series B Convertible Preferred Stock.

Section 9. *Reports as to Adjustments.* Whenever the Conversion Price is adjusted as provided in Section 8 hereof, the Corporation shall (i) promptly place on file at its principal office and at the office of each transfer agent for the Series B Convertible Preferred Stock, if any, a statement, signed by an officer of the Corporation, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the new Conversion Price, and (ii) promptly mail to the holders of record of the outstanding shares of Series B Convertible Preferred Stock at their respective addresses as the same shall appear in the Corporation's stock records a notice stating that the number of shares of Common Stock into which the shares of Series B Convertible Preferred Stock are convertible has been adjusted and setting forth the new Conversion Price (or describing the new stock, securities, cash or other property) as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof, and when such adjustment became effective.

Section 10. *Definitions.* For the purposes of the Certificate of Designations, Preferences and Rights of Series B Convertible Redeemable Preferred Stock which embodies this resolution:

"Current Market Price" per share of Common Stock on any date for all purposes of Section 8 shall be deemed to be the closing price per share of Common Stock on the date specified. For all other purposes hereunder, "Current Market Price" on any date shall be deemed to be the average of the closing prices per share of Common Stock for the five (5) consecutive trading days ending two trading days prior to such date. The closing price for each day shall be the last sale price, regular way or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Common Stock is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if the Common Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System ("NASDAQ") or such other system then in use, or, if on any such date the Common Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Common Stock selected by the Board of Directors. If the Common Stock is not publicly held or so listed or publicly traded, "Current Market Price" shall mean the Fair Market Value per share as determined in good faith by the Board of Directors of the Corporation.

"Fair Market Value" means the amount which a willing buyer would pay a willing seller in an arm's-length transaction as determined in good faith by the Board of Directors of the Corporation, unless otherwise provided herein.

"Person" means any individual, firm, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

"Trading Day" means a day on which the principal national securities exchange on which the Common Stock is listed or admitted to trading is open for the transaction of business or, if the Common Stock is not listed or admitted to trading on any national securities exchange, any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

Section 11. *Rank.* The Series B Convertible Preferred Stock shall, with respect to payment of dividends, redemption payments and rights upon liquidation, dissolution or winding up of the Corporation, rank (i) prior to the Common Stock of the Corporation and any class or series of Preferred Stock which provides by its terms that it is to rank junior to the Series B Preferred Stock and (ii) on a parity with each other class or series of Preferred Stock of the Corporation.

Section 12. *Alternate Consideration.* For purposes of determining the consideration payable upon exercise of the optional redemption provided in Section 4(a)(ii) and upon the exercise of the Exchange Right provided in Section 5, if there shall have occurred a Transaction, as defined in Section 8(b)(iii), the Common Stock that would otherwise have been issued to a holder of Series B Convertible Preferred Stock for each share of Series B Convertible Preferred Stock pursuant to Section 4(a)(ii) or Section 5, as applicable, shall be deemed to instead be the kind and amount of shares of stock or other securities and property receivable (including cash) upon consummation of such Transaction (the "Alternate Consideration") in respect of the Common Stock that would result in the Fair Market Value of such Alternate Consideration, measured as of the Redemption Date or Exchange Date, as applicable, being equal to (X) if prior to Stockholder Approval, the greater of (a) the Liquidation Value plus all dividends accrued and unpaid with respect to such share of Series B Convertible Preferred Stock, whether or not declared, measured as of the Redemption Date or the Exchange Date, as applicable, and (b) the Fair Market Value of the kind and amount of shares of stock and other securities and property receivable (including cash) pursuant to Section 8(b)(iii) which would have been issued if such share of Series B Convertible Preferred Stock had been converted pursuant to Section 8 immediately prior to the consummation of the Transaction; or (Y) if after Stockholder Approval, the Liquidation Value plus all dividends accrued and unpaid with respect to such share of Series B Convertible Preferred Stock, whether or not declared, measured as of the Redemption Date or Exchange Date, as applicable. In the event the subject Transaction provides for an election of the consideration to be received in respect of the Common Stock, then each holder of Series B Convertible Preferred Stock shall be entitled to make a similar election with respect to the Alternate Consideration to be received by it under Section 4(a)(ii) or Section 5, as applicable. Any determination of the Fair Market Value of any Alternate Consideration (other than cash) shall be determined by an independent investment banking firm of nationally recognized standing selected by the Board of Directors of the Corporation. The Fair Market Value of any Alternate Consideration that is listed on any national securities exchange or traded on the NASDAQ National Market shall be deemed to be the Current Market Price of such Alternate Consideration.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Northrop Grumman Corporation (NOC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

The January 17, 2008 company no action request is flawed in arguing that the plural term "governing documents" cannot mean both the bylaws and the Certificate of Incorporation. The company does not provide any methodology on its unwarranted "or else" conclusion that "governing documents" must mean only one of two forms of "governing documents."

Using the company logic it would take two concurrent rule 14a-8 resolutions to adopt this topic – one to change the bylaws and another to change the certificate. Or perhaps it could be accomplished with two consecutive resolutions – again using the company's logic – and create a unique type of rule 14a-8 situation.

There is no text in this resolution asking the board to act "unilaterally," or for "complete stockholder control over the time and subject matter of a special meeting," or for "an unrestricted right to control such timing." The company should not be permitted to unilaterally revise this resolution in key places and then argue that the company version of the resolution should be excluded.

Using the company version of the resolution provides a multiplier effect on the number of argument headings that are used in the company no action request.

The board can adopt this resolution by setting in motion the required steps for adoption and monitoring those steps. If the board made up its mind to adopt cumulative voting, there is no reason the board could not take the steps needed to adopt this resolution.

The company claims that there is no shareholder right to call a special meeting under Delaware law. Yet this is a timely example of a Delaware company adopting the same topic of this resolution (bold added):

Form 8-K for BORDERS GROUP INC

18-Jan-2008

ITEM 5.03. AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGES IN FISCAL YEAR

On and effective as of January 17, 2007, the Board of Directors adopted the Fourth Amendment to the restated By-Laws of the Company. The purpose of the Fourth Amendment was to provide that **Special Meetings of Stockholders**, for any purpose or purposes, may be called by the Chief Executive Officer or by the Board of Directors acting pursuant to a resolution adopted by a majority of the entire Board of Directors, and **shall be called by the Secretary upon the request of the holders of at least twenty-five percent (25%) of the shares of the Corporation outstanding and entitled to vote at the meeting.** A copy of the Fourth Amendment to the Restated By-Laws of the Company is attached hereto as Exhibit 3.7 and is incorporated herein by reference.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Stephen D. Yslas <stephen.yslas@ngc.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Liz Claiborne, Inc. (LIZ)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

Page 3 of the no action request refers to the company receiving a 2010 shareholder proposal for 10% of shareholders to call a special meeting. The company responded with new governing text that allowed 35% of shareholders to call a special meeting. The company received no action relief according to *Liz Clairborne, Inc.* (February 25, 2010).

Apparently the company's no action request is implicitly admitting for the first time that the company failed to advise the Staff in 2010 that in its claim of substantially implementing the rule 14a-8 proposal that the company was at the same time secretly imbedding text in the adoptive words that could support a later company argument that shareholders would never again have a rule 14a-8 voice on the subject of special shareholder meetings.

In other words the company was secretly setting up its adoptive text to support an argument that a future rule 14a-8 proposal on the very same topic (with different provisions) would arguably violate Delaware law and would arguably cause the directors to violate their fiduciary duties.

This is a disturbing issue because a substantial number of companies are seeking 2012 no action relief on substantially-implemented grounds. And these companies are providing bare-bones descriptions of the steps they are taking to purportedly substantially implement rule 14a-8 proposals. This leaves wide-open the possibly that some of these companies are secretly laying the ground work for a twofer deal:

1) Exclude a current rule 14a-8 proposal.
2) Add governing text to arguably forever silence a rule 14a-8 voice on the very same proposal topic but with different provisions.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Christopher T. Di Nardo <chris_dinardo@liz.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 16, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Liz Claiborne, Inc. (LIZ)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The company makes the ridiculous claim that if a proponent's intent is one thing, but the proposal text calls for less if necessary, then the proposal text must be judged solely by the proponent's original intent.

The company raises an objection as though the objection was not already addressed by the proposal text. The proposal states, "This proposal does not impact our board's current power to call a special meeting" which already allows the Board to call a special meeting without requiring stock ownership by board members.

The company repeatedly cites a purported case that does not exist according to the attachment: *Northrop Grumman Corporation* (January 17, 2008).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Christopher T. Di Nardo <chris_dinardo@liz.com>

[LIZ: Rule 14a-8 Proposal, November 25, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

Our management scuttled our opportunity to vote on the 2010 shareholder proposal to enable 10% of shareholders to call a special meeting. Our management made us vote (unnecessarily no less) on a weak management proposal for an almost insurmountable 35% of shareholders to call a special meeting in order to scuttle our opportunity to vote on the shareholder proposal for a realistic 10% of shareholders to call a special meeting. That is the reason it is necessary to resubmit this proposal topic.

Plus we gave 65%-support to the 2011 shareholder proposal for a shareholder opportunity to act by written consent and our management had not taken any action to adopt it.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

- Moody's Corporation, February 11, 2008
  - Moody's Corporation, March 7, 2008
- Moody's Corporation, January 29, 2008
- Motorola, Inc., January 9, 2008
- Motorola, Inc., January 7, 2008
- National Penn Bancshares, Inc., January 10, 2008
- New York Community Bancorp, Inc., February 19, 2008
- The New York Times Company, December 31, 2008
- The New York Times Company, January 15, 2008
  - The New York Times Company, January 23, 2008
- Nicor Inc., January 28, 2008
  - Nicor Inc., February 12, 2008
- NiSource Inc., March 10, 2008
- Norfolk Southern Corporation, January 14, 2008
- Northeast Utilities, March 3, 2008
- Northrop Grumman Corporation, March 10, 2008
- Northrop Grumman Corporation, February 29, 2008
- Northrop Grumman Corporation, February 14, 2008
- Nucor Corporation, March 6, 2008
- NVR, Inc., January 24, 2008
- NYSE Euronext, January 16, 2008
- Office Depot, Inc., February 25, 2008
- OGE Energy Corp., February 27, 2008
- OGE Energy Corp., February 27, 2008
- OGE Energy Corp., January 16, 2008
- Omnicom Group Inc., February 4, 2008
- ONEOK, Inc., February 25, 2008
- ONEOK, Inc., February 7, 2008
  - ONEOK, Inc., March 7, 2008
- Patriot Scientific Corporation, August 21, 2008
- The Pep Boys - Manny, Moe & Jack, April 2, 2008
- PepsiCo, Inc., February 28, 2008
- PepsiCo, Inc., February 28, 2008
- PepsiCo, Inc., January 31, 2008
- PetSmart, Inc., March 28, 2008
- Pfizer Inc., March 7, 2008
  - Pfizer Inc., March 24, 2008
- Pfizer Inc., February 25, 2008
- Pfizer Inc., February 14, 2008
- Pfizer Inc., February 12, 2008
- Pfizer Inc., January 29, 2008
- Pfizer Inc., January 10, 2008
- PG&E Corporation, March 7, 2008
- PG&E Corporation, March 7, 2008
- PG&E Corporation, March 6, 2008
- PG&E Corporation, February 25, 2008
- Pinnacle West Capital Corporation, March 11, 2008
  - Pinnacle West Capital Corporation, March 28, 2008
- Point Blank Solutions, Inc., March 10, 2008
  - Point Blank Solutions, Inc., March 20, 2008
- priceline.com Incorporated, March 27, 2008
- The Procter & Gamble Company, July 29, 2008
- The Procter & Gamble Company, July 28, 2008

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Liz Claiborne, Inc. (LIZ)
Special Shareholder Meeting
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

Page 3 of the no action request refers to the company receiving a 2010 shareholder proposal for 10% of shareholders to call a special meeting. The company responded with new governing text that allowed 35% of shareholders to call a special meeting. This was consistent with *Liz Clairborne, Inc.* (February 25, 2010) which is attached. The company fails to give a reason why Delaware law would now supposedly prevent the company from repeating the same steps it took in 2010 and change the 35% figure to 10%.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Christopher T. Di Nardo <chris_dinardo@liz.com>

February 25, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Liz Claiborne, Inc.
Incoming letter dated January 13, 2010

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Liz Claiborne's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Liz Claiborne may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming stockholders' meeting include a proposal sponsored by Liz Claiborne to amend Liz Claiborne's restated certificate of incorporation and bylaws to enable stockholders owning not less than 35% of the outstanding stock of Liz Claiborne to call special meetings of stockholders. You indicate that the proposal and the proposed amendments sponsored by Liz Claiborne directly conflict, and would present alternative and conflicting decisions for stockholders because they contain different threshold levels for a stockholder to call a special meeting. Accordingly, we will not recommend enforcement action to the Commission if Liz Claiborne omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000

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WRITER S DIRECT DIAL NUMBER
212-373-3097

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WRITER'S DIRECT E-MAIL ADDRESS
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January 13, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Stockholder Proposal of Mr. Kenneth Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934

Dear Sir or Madam:

This letter is submitted on behalf of Liz Claiborne, Inc., a Delaware corporation (the "Company"). In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the stockholder proposal and supporting statement from Mr. Kenneth Steiner (the "Proponent"), dated November 2, 2011, delivered to the Company on November 25, 2011 (the "Stockholder Proposal") by Mr. John Chevedden for inclusion in the definitive proxy materials that the Company intends to distribute in connection with its 2012 Annual Meeting of Stockholders (the "2012 Proxy Materials"). We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8, the Company omits the Stockholder Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the U.S. Securities and Exchange Commission (the "Commission") no later than 80 days before the Company files its definitive 2012 Proxy Materials. In accordance with Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter to the Commission via e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter is being simultaneously sent by email to Mr. John Chevedden, as the Proponent's proxy, and by overnight courier to the Proponent, as notice of the Company's intent to omit the Stockholder Proposal from the Company's 2012 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Stockholder Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

For the reasons stated herein, we believe the Stockholder Proposal may be excluded from the Company's 2012 Proxy Materials under Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(6), 14a-8(b) and 14a-8(f)(1). Our conclusions are supported by our opinion as the Company's Counsel licensed to practice law in Delaware, which opinion is attached to this letter as Exhibit A (the "Delaware Opinion"). We hereby respectfully request confirmation that the Staff will not recommend enforcement action if we exclude the Stockholder Proposal from the Company's 2012 Proxy Materials.

I. *The Stockholder Proposal*

The Stockholder Proposal requests that the Board of Directors of the Company (the "Board"):

> "... take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by state law)."

A copy of the Stockholder Proposal and related other correspondence is attached to this letter as Exhibit B.

II. *Statement of Reasons to Exclude*

A. The Company may exclude the Stockholder Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(2), because the Stockholder Proposal would, if implemented, cause the Company to violate Delaware law.

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." The Company is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the Delaware Opinion, the Company believes, if implemented, the Stockholder Proposal would cause it to violate Delaware law.

1. Implementation of the Stockholder Proposal would require the Board to refrain from exercising their fiduciary duties and declare advisable an amendment to the Restated Certificate that the directors might not determine to be in the best interests of the Company and its stockholders.

Both Article EIGHTH of the Company's Restated Certificate of Incorporation, as amended (the "Restated Certificate"), and By-Laws (the "By-Laws") currently provide that a special stockholder meeting may be called by the Company's Secretary upon the request of holders of 35% or more of the Company's common stock. Amending the By-Laws to provide for a 10% threshold, as requested by the Stockholder Proposal, would result in a conflict between the By-Laws and the Restated Certificate. As noted in the Delaware Opinion, Delaware General Corporation Law (as amended, the "DGCL") Section 109(b) provides that the bylaws of a Delaware corporation cannot conflict with its certificate of incorporation. Delaware courts have held that a by-law provision that conflicts with the certificate of incorporation violates Delaware law and is invalid. *Essential Enterprises Corp.* v. *Automatic Steel Products, Inc.*, 159 A.2d 288, 289 (Del. Ch. 1960); *Gaskill* v. *Gladys Belle Oil Co.*, 146 A. 337, 340 (Del. Ch. 1929). The Staff has previously concurred with the exclusion, on the basis of Rule 14a-8(i)(2), of stockholder proposals requesting the amendment of a company's bylaws where such amendment would conflict with the company's certificate of incorporation. *Northrop Grumman Corporation (January 17, 2008)*; *Baker Hughes Incorporated (January 11, 2008)*; *Tiffany & Co. (January 23, 2007)*. Thus, in order to resolve such a conflict, the Restated Certificate must be amended to provide for the same threshold for calling a special stockholder meeting.

To amend the Restated Charter, the Company must follow the procedures outlined in Section 242 of the DGCL, which, as described in the Delaware Opinion, would require that the Board "adopt a resolution setting forth the amendment proposed, declaring its advisability" and calling a meeting of stockholders to vote on the amendment or placing the amendment on the agenda for the corporation's annual meeting. 8 *Del. C.* §

242(b)(1). Delaware law requires that the Company precisely follow this procedure. *See Williams* v. *Geier*, 671 A.2d 1368, 1381 (Del. 1996); *AGR Halifax Fund, Inc.* v. *Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999).

As described in the Delaware Opinion, the Board could not, however, consistent with its fiduciary duties, declare the advisability of an amendment to the Restated Certificate (as required by Section 242 of the DGCL) unless it first has taken sufficient action to inform itself of the merits of the amendment and has concluded after consideration of the obligations imposed by its fiduciary duties that the amendment is advisable. *See CA, Inc.* v. *AFSCME Empl. Pension Plan*, 953 A.2d 227, 240 (Del. 2008). Because its implementation requires an amendment to the Restated Certificate, the Stockholder Proposal demands that the Board declare advisable an amendment to the Restated Certificate even when a proper application of fiduciary duties could preclude the Board from making such a declaration. The Staff has previously concurred with the exclusion under Rule 14a-8(i)(2) of a stockholder proposal where implementation of the proposal would prevent directors from complying with their fiduciary duties under state law. *Marathon Oil Corporation (January 9, 2008).*

2. *The Board cannot unilaterally implement the Stockholder Proposal under Delaware law.*

In addition, adopting such an amendment to the Restated Certificate by unilateral action of the Board, as the Proponent proposes, would violate DGCL Section 242(b)(1), which, as noted above, requires any amendment to the certificate of incorporation of a Delaware corporation to be effected by the adoption of a resolution by a corporation's board of directors of a resolution declaring the advisability of the amendment proposed, followed by receipt of the approval of such amendment by the corporation's stockholders. The Staff has previously concurred with the exclusion of a stockholder proposal under Rule 14a-8(i)(2) where such proposal directs a company's board of directors to unilaterally revise or amend the company's charter documents without first obtaining stockholder approval as required by state law. *Baker Hughes Incorporated* (January 11, 2008); *Northrop Grumman Corporation (January 17, 2008).*

Unlike the stockholder proposal submitted by the Proponent to the Company on December 1, 2009, which requested that the Board amend the By-Laws and each other appropriate governing document of the Company to give holders 10% of the Company's outstanding stock the power to call a special meeting (*Liz Claiborne, Inc. (January 13, 2010)*), the Proponent in this instance has specifically required the implementation of the amendments requested in the Stockholder Proposal by proposing that such amendments be made "unilaterally" by the Board "to the fullest extent permitted by law." It is therefore apparent that it is the Proponent's intent that these amendments be enacted specifically by unilateral Board action. However, Delaware law clearly does not permit the implementation of such amendments by unilateral action of the Board. Therefore, such qualifications cannot save the Stockholder Proposal from exclusion given that the manner in which the Proponent has requested the amendments be effected is not permitted by Delaware law. The Stockholder Proposal is a direct request that the Board act unilaterally to amend the By-Laws and Restated Certificate and is not expressed as a recommendation that the Board propose a charter amendment for approval by the stockholders of the Company. The Stockholder Proposal, if implemented in the manner proposed by the Proponent, would cause the Company to be in violation of Delaware Law and should therefore be excluded under Rule 14a-8(i)(2).

3. *Placing restrictions on the Board's right to call special meetings of stockholders violates Delaware law.*

The Stockholder Proposal also provides that the amendment to the By-Laws or the Restated Certificate "will not have any exclusionary or prohibitive language" with respect to calling a special meeting that applies only to stockholders but not to management and/or the Board.

A plain reading of this sentence demands that any exclusion or prohibitive language would apply equally to both stockholders and management and/or the Board. The Stockholder Proposal requests that the Board take the steps necessary to amend the By-Laws and Restated Certificate to add language granting holders of 10% of the outstanding common stock of the Company the power to call a special meeting of stockholders, which language is necessarily "exclusionary or prohibitive," as it prohibits stockholders owning in aggregate less than 10% of the Company's outstanding common stock from calling a special meeting of stockholders. As a result, the aforementioned sentence of the Stockholder Proposal requesting that such limitations apply equally to both stockholders and management and/or the Board would require that the Board would be prohibited from calling a special meeting unless the members of the Board collectively held 10% of the outstanding common stock of the Company – a prohibition which conflicts with DGCL Section 211(d) (which provides boards of directors with an unqualified right to call special meetings of stockholders).

As described in further detail in the Delaware Opinion, placing such a restriction on the Board's ability to call a special meeting would also conflict with other provisions of the DGCL. These include: (i) DGCL Sections 251(b) and (c), which provide that *only* a board of directors may call a special meeting of stockholders to adopt and approve certain merger agreements after the board has declared the merger agreement's advisability; and (ii) DGCL Section 242(b)(1), which provides that *only* a board of directors may call a special meeting of stockholders to vote on an amendment to a corporation's certificate of corporation, as the board must first adopt a resolution declaring the advisability of the amendment. Furthermore, restrictions on the Board's ability to call a special meeting under Sections 242(b)(1) or 251(b) and (c) might, as described further in the Delaware Opinion, prevent it from calling a special meeting of stockholders where a proper application of its fiduciary duties might require it to do so.

A corporation's bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation," and a corporation's certificate of incorporation may not be "contrary to the laws of [Delaware]." 8 *Del. C.* §§ 102(b)(1), 109(b). As described above, placing restrictions on the Board's ability to call a special meeting of stockholders would be inconsistent with at least DGCL Sections 211(d), 242(b)(1), and 251(b) and (c), as well as Delaware law relating to the fiduciary duties of directors. The Staff has previously concurred with the exclusion under Rule 14a-8(i)(2) of stockholder proposals that, if implemented, would require certificate or bylaw amendments that are "contrary to" and "inconsistent with" Delaware law. *Marathon Oil Corporation (January 9, 2008).*

4. *The Stockholder Proposal prohibits the Board from calling special meetings when it is the only party authorized to do so or improperly authorizes stockholders to call special meetings in those circumstances.*

As noted above and as discussed in the Delaware Opinion, Delaware law provides that only the board of directors may call special meetings of stockholders for the purposes of approving a merger agreement or approving an amendment to the certificate of incorporation, and that stockholders may not call special meetings for these purposes. Because the Stockholder Proposal mandates that "any exclusionary or prohibitive language" in regard to calling a special meeting apply equally to both stockholders and management and/or the Board, either (i) the prohibition on stockholders' ability to call special meetings for purposes of voting on certificate amendments or certain merger agreements would necessarily be required to be applied to the Board's ability to call special meetings for those purposes, or (ii) the stockholders would be permitted to call such special meetings. Scenario (ii) would result in a violation of Sections 242 and 251 of the DGCL. The fundamental limitation on the Board's statutory right to call special meetings in those circumstances as contemplated by scenario (i) above would, as noted in the Delaware opinion, violate Delaware law. *See, e.g., Jones Apparel Group, Inc.* v. *Maxwell Shoe Co., Inc.*, 883 A.2d 837, 851-52 (Del. Ch. 2004). The Staff has previously concurred with the exclusion under Rule 14a-8(i)(2) of stockholder proposals that, if implemented, would violate Delaware law in this manner or circumscribe the ability of a company's board of directors from calling a special meeting under these circumstances. *Marathon Oil Corporation (January 9, 2008).*

B. <u>The Company may exclude the Stockholder Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(1) because the Stockholder Proposal is not a proper subject for stockholder action under Delaware law.</u>

For the reasons stated above and in the Delaware Opinion, the Stockholder Proposal would, if implemented, cause the Company to violate Delaware law and thus is not a proper subject for stockholder action and should be excluded pursuant to Rule 14a-8(i)(1). The Proponent has cast the Stockholder Proposal in precatory terms, and a precatory proposal is not necessarily excludable pursuant to Rule 14a-8(i)(1) where the same proposal would be excluded if presented as a binding proposal. *Great Lakes Chemical Corporation (March 8, 1999)*. However, the Stockholder Proposal is not a proper subject for stockholder action even though it is cast in precatory terms. Using a precatory format will save a proposal from exclusion only if the action that the proposal recommends that the directors take is in fact a proper matter for director action. *Pennzoil Corporation (March 22, 1993)*; *MeadWestvaco Corp. (February 27, 2005)*.

C. The Company may exclude the Stockholder Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(6) because the Company lacks the authority to implement the Stockholder Proposal.

The Company lacks the authority to implement the Stockholder Proposal because as noted in the Delaware Opinion and this letter, the By-Law that the Proponent urges the Board to adopt would be "void" and a "nullity" if adopted because it contradicts the Restated Certificate and if the Board attempted to unilaterally amend the Restated Certificate, without a stockholder vote, such action would be void under DGCL Section 242(b)(1). *Northrop Grumman Corporation (January 17, 2008); Baker Hughes Incorporated (January 11, 2008)*; *Xerox Corporation (February 23, 2004)*; *Burlington Resources, Inc. (February 7, 2003)*. The Staff has previously concurred in the exclusion of proposals on the basis of Rule 14a-8(i)(6) that, if adopted by a company's stockholders, would cause the company to violate applicable state law. *Noble Corporation (January 19, 2007)*; *Xerox Corporation (February 23, 2004)*.

D. The Company may exclude the Stockholder Proposal from its 2012 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f)(1) because the Proponent failed to provide sufficient documentary support of his eligibility to submit the Stockholder Proposal.

The Proponent did not provide the evidence required under Rule 14a-8 of his eligibility to submit the Stockholder Proposal when he submitted it to the Company. On December 4, 2011, the Company notified the Proponent's representative of this deficiency and that the Company was entitled to exclude the Stockholder Proposal unless the Proponent remedied the deficiency within 14 days. On December 13, 2011, the Company received an email from the Proponent's representative transmitting a letter from TD Ameritrade (the "TD Letter") purporting to establish the Proponent's eligibility to submit the Stockholder Proposal pursuant to Rule 14a-8. The TD Letter failed to cure the Proponent's procedural deficiency. The TD Letter did not establish that the Proponent had continuously held the requisite amount of voting securities of the Company for the requisite period of time. The Proponent has not provided further evidence to correct these material deficiencies. See the correspondence attached hereto as Exhibit B. The Staff has on numerous occasions permitted the exclusion of stockholder proposals based on a proponent's failure to provide satisfactory evidence of

8(f)(1). *Union Pacific Corporation (January 29, 2010)*; *Time Warner Inc. (February 19, 2009)*.

III. *The Proponent Should not be Permitted to Revise the Stockholder Proposal*

Although we recognize that, per SEC Staff Legal Bulletin No. 14B (CF), *Shareholder Proposals* (September 15, 2004), the Staff will, on occasion, permit proponents to revise their proposals to correct problems that are "minor in nature and do not alter the substance of the proposal," the Company respectfully asks the Staff to decline to grant the Proponent an opportunity to attempt to correct the serious flaws in the Stockholder Proposal. The Stockholder Proposal contains a fundamental error: no governing document of the Company can create the requested stockholder right to call special meetings that the Proponent seeks without violating Delaware law and the Proponent's appointed proxy, Mr. Chevedden, is aware that a proposal cannot request that a board unilaterally amend the company's certificate of incorporation without violating Delaware law. *Marathon Oil Corporation (January 9, 2008)*; *Northrop Grumman Corporation (January 17, 2008)*; *Baker Hughes Incorporated (January 11, 2008)*; *Tiffany & Co. (January 23, 2007)*. The Proponent would need to completely overhaul the Stockholder Proposal to ensure that it complies with Rule 14a-8. The Proponent had ample time to draft a proposal that complies with the proxy rules before the 120-day deadline set forth in Rule 14a-8(e) expired. Moreover, the Proponent has still failed to prove his eligibility to submit the Stockholder Proposal in accordance with Rule 14a-8(b).

IV. *Conclusion*

For the foregoing reasons, the Company believes that the Stockholder Proposal may properly be excluded from its 2012 Proxy Materials under Rules 14a-8(i)(1), 14a-8(i)(2), 14a-8(i)(6), 14a-8(b) and 14a-8(f)(1).

The Company respectfully requests the Staff's concurrence with its decision to omit the Stockholder Proposal from the 2012 Proxy Materials and further requests that the Staff confirm that it will not recommend any enforcement action against the Company. Please call the undersigned at (212) 373-3097 if you have any questions or need additional information or as soon as a Staff response is available.

Thank you for your prompt attention to this request.

Respectfully yours,

Robert B. Schumer

Attachment

cc: Nicholas Rubino (Liz Claiborne, Inc.)
Christopher Di Nardo (Liz Claiborne, Inc.)
Kenneth Steiner
John Chevedden

EXHIBIT A

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
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January 13, 2012

Nicholas Rubino
Liz Claiborne, Inc.
1441 Broadway
New York, NY 10018

Re: Stockholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

In connection with a stockholder proposal (the "Stockholder Proposal") submitted to Liz Claiborne, Inc. (the "Company") by Kenneth Steiner, who has designated John Chevedden (and/or his designee) to act on his behalf, you have asked for our opinion as to whether the Stockholder Proposal calls for action consistent with the laws of the State of Delaware, the Company's jurisdiction of incorporation, and whether the Stockholder Proposal is a proper subject for stockholder action under Delaware law. For the various reasons set forth herein, it is our opinion that the Stockholder Proposal, if implemented, would cause the Company and its board of directors (the "Board") to violate Delaware law and therefore is not a proper subject for stockholder action.

I. The Stockholder Proposal

The Stockholder Proposal requests that the Board:

> . . . take the steps necessary unilaterally (to the fullest extent permitted by law) to amend [the Company's] bylaws and each appropriate governing document[[1]] to give holders of 10% of [the Company's] outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.

[1] The Company's by-laws (the "By-Laws") and its certificate of incorporation, as amended (the "Restated Certificate") would be the only "appropriate" governing documents for regulating the calling of a special meeting.

> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)."

For the various reasons set forth below in Section II hereof, it is our opinion that the Stockholder Proposal would violate Delaware law if the Board implemented it. Moreover, as explained in Section III hereof, because implementation of the Stockholder Proposal would violate Delaware law, it is our opinion that it is not a proper subject for stockholder action.

II. The Stockholder Proposal, If Implemented, Would Cause the Company to Violate Delaware Law.

A. *Implementation of the Stockholder Proposal Would Require the Directors to Refrain from Exercising Their Fiduciary Duties and Declare Advisable an Amendment to the Restated Certificate That the Board Has Not Determined to Be in the Best Interests of the Company and Its Stockholders.*

1. <u>In Order to Implement the Stockholder Proposal, the Company Would Be Required to Amend the Restated Certificate</u>.

The Restated Certificate and the By-Laws address the circumstances under which the Company's stockholders are permitted to call a special meeting of stockholders. Specifically, Article EIGHTH of the Restated Certificate provides, in relevant part, as follows:

> Special meetings of the stockholders may be called only by (i) the Board of Directors or (ii) the Secretary of the Corporation, in the case of clause (ii) at the written request of stockholders that own of record not less than thirty-five percent (35%) of the capital stock of the Corporation entitled to vote generally in the election of directors and which request complies with the procedures for calling a special meeting of stockholders as may be set forth in the By-Laws of the Corporation, as it may be amended from time to time.

(Restated Certificate, Article EIGHTH). Thus, the Restated Certificate provides that stockholders holding not less than thirty-five percent of the Company's capital stock may request that the Secretary of the Company call a special meeting of stockholders. The By-Laws also contain a similar, consistent provision permitting (i) the Board and, (ii) upon a proper written request of stockholders holding not less than thirty-five percent of the Company's capital stock entitled to vote generally in the election of directors, the Secretary, to call a special meeting of stockholders. (By-Laws, Art. II, §3).

In order to implement the Stockholder Proposal, the Company would be required to follow the procedures prescribed by Delaware law to amend the Restated Certificate. Amending the By-Laws alone to adopt the Stockholder Proposal's ten percent threshold would not be sufficient to implement the Stockholder Proposal. Such a By-Law amendment would conflict with Article EIGHTH of the Company's existing Restated Certificate. Under Section 109 of the General Corporation Law of the State of Delaware (the "DGCL"), a corporation's bylaws may not contain provisions that are inconsistent with law or the corporation's certificate of incorporation. 8 *Del. C.* § 109(b). Moreover, a bylaw that conflicts with a charter provision is a nullity and of no force or effect. *Essential Enters. Corp.* v. *Automatic Steel Prods., Inc.*, 159 A.2d 288, 289 (Del. Ch. 1960); *Gaskill* v. *Gladys Belle Oil Co.*, 146 A. 337, 340 (Del. Ch. 1929). Thus, in order to implement the Stockholder Proposal, the Company would be required amend the Restated Certificate.

2. <u>Process to Implement the Stockholder Proposal Under Delaware Law</u>.

To amend the Restated Certificate, the Company must follow the procedures outlined in Section 242 of the DGCL. That Section provides that to enact an amendment to a corporation's certificate of incorporation after it has received payment for any of its capital stock (as is the case for the Company), the corporation's "board of directors shall adopt a resolution setting forth the amendment proposed, declaring its advisability" and calling a special meeting of stockholders to vote on the amendment or placing the amendment on the agenda for the corporation's annual meeting. 8 *Del. C.* § 242(b)(1). The statutory requirement that a board of directors declare the amendment advisable is absolute and a corporation must precisely follow this procedure. *See Williams* v. *Geier*, 671 A.2d 1368, 1381 (Del. 1996) ("[I]t is significant that two discrete corporate events must occur, in precise sequence, to amend the certificate of incorporation under [Section 242]: First, the board of directors must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote. Second, a majority of the outstanding stock entitled to vote must vote in favor . . . ."); *AGR Halifax Fund, Inc.* v. *Fiscina*, 743 A.2d 1188, 1192-93 (Del. Ch. 1999) ("Both steps must occur in that sequence, and under no circumstances may stockholders act before the mandated board action proposing and recommending the amendment.").

3. <u>Implementation of the Stockholder Proposal Would Cause the Board to Violate Its Fiduciary Duties</u>.

A board of directors is not permitted to recommend or take corporate action, such as declaring the advisability of a charter amendment, unless the board first has taken sufficient action to inform itself of the merits of the amendment and second, has concluded after consideration of the obligations imposed by its fiduciary duties that the amendment is advisable. *See CA, Inc.* v. *AFSCME Empl. Pension Plan*, 953 A.2d 227, 240 (Del. 2008) (invalidating a bylaw that mandated board action in circumstances where a proper application of fiduciary duties could preclude such action); *cf. Smith* v. *Van Gorkom*, 488 A.2d 858, 872-73 (Del. 1985) ("A director's duty to inform himself in preparation for a decision derives from the fiduciary capacity in which he serves the corporation and its stockholders."). Implementation of the Stockholder Proposal, however, would mandate that the Board declare advisable an amendment to the Restated Certificate when a proper application of fiduciary duties could preclude the Board from making such a declaration. Thus, because implementation of the Stockholder Proposal requires the Board to take specified action without regard to the exercise of the Board's fiduciary duties, its implementation would violate Delaware law.

B. *The Board Cannot "Unilaterally" Implement the Stockholder Proposal Under Delaware Law.*

The Stockholder Proposal requires the Board "to take the steps necessary *unilaterally* (to the fullest extent permitted by law)" to amend each appropriate governing document to give holders of ten percent of the Company's common stock the power to call special stockholder meetings. (emphasis added). As explained above, implementation of the Stockholder Proposal would require an amendment to the Restated Certificate, which must be accomplished in strict compliance with the requirements of Section 242 of the DGCL (*i.e.*, prior to any stockholder adoption of the amendment, the Board first must adopt a resolution declaring the advisability of the amendment and calling for a stockholder vote). 8 *Del. C.* § 242(b)(1). Thus, Section 242 makes clear that the Board cannot *unilaterally* adopt an amendment to the Restated Certificate.

Notably, the Stockholder Proposal only calls upon the Board to take steps unilaterally to amend the Restated Certificate and By-Laws "*to the fullest extent permitted by law*." (emphasis added). This limitation does not save the Stockholder Proposal. Because Section 242 strictly requires that stockholders approve all charter amendments, there is *no* extent to which a board of directors can act unilaterally to amend a certificate of incorporation. *See Lions Gate Entm't Corp.* v. *Image Entm't Inc.*, 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (holding that a charter provision purporting to give the board the power to amend the charter unilaterally "contravenes Delaware law and is invalid"). Any unilateral attempt by the Board to implement the Stockholder Proposal (which, as discussed above, requires the adoption of an amendment to the Restated Certificate) would constitute a violation of Delaware law.

C. *Placing Restrictions Upon the Board's Right to Call Special Meetings of Stockholders Violates Delaware Law.*

Section 211(d) of the DGCL grants the board of directors of a Delaware corporation the unqualified right to call special meetings of stockholders. That Section provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws." 8 *Del. C.* § 211(d). Thus, Section 211(d) grants the board of directors the power to call special meetings of stockholders, and does not qualify that power in any manner, nor provide any means of limiting that power in a corporation's bylaws or certificate of incorporation.[2] Nor does the DGCL elsewhere permit any limitations on or modifications to a board's power to call a special meeting of stockholders pursuant to Section 211(d).

If implemented, the Stockholder Proposal would require that the ten percent stock ownership condition be placed upon the Board's right to call special meetings, because the Stockholder Proposal expressly provides that any By-Law or Restated Certificate text adopted pursuant thereto not have any "exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)." The ten percent threshold requirement is "exclusionary or prohibitive language" placed upon the stockholders' right to call a special meeting and would therefore also have to apply to the Board's ability to call special meetings.[3] As discussed above, a corporation's bylaws may contain any provision "not inconsistent with law or with the certificate of incorporation," and a corporation's certificate of incorporation may not be "contrary to the laws of [Delaware]." 8 *Del. C.* §§ 102(b)(1), 109(b). Placing the ten percent ownership restriction on the Board's ability to call a special meeting of stockholders would be "contrary to" and "inconsistent with" Section 211(d) of the DGCL.[4] Thus, the Board would violate Delaware law if it adopted the type of Restated Certificate or By-Law provision contemplated by the Stockholder Proposal.

---

[2] As noted above, a corporation's bylaws and certificate of incorporation would be the only appropriate documents for regulating the calling of a special meeting of stockholders.

[3] The ten percent threshold requirement is "exclusionary or prohibitive language," as it would prohibit or exclude stockholders owning in aggregate less than ten percent of the Company's common stock from calling a special meeting of stockholders.

[4] The Stockholder Proposal's qualification of "to the fullest extent permitted by law" does not save the Stockholder Proposal on this basis. *Any* condition or qualification placed upon the Board's *unqualified* statutory right to call a special meeting would violate Delaware law, and therefore, there is *no extent* to which a By-Law or Restated Certificate provision could place "exclusionary or prohibitive language" upon the Board's right to call a special meeting in a manner consistent with Delaware law.

Placing qualifications on the Board's statutory power to call a special meeting would also violate other provisions of the DGCL. A board of directors has the exclusive authority to initiate the approval and adoption of certain significant corporate actions through the call of a special meeting of stockholders. Limiting a board's right to call special meetings of stockholders in these circumstances would encroach upon that exclusive authority. With respect to certain types of mergers, only a board of directors may call a special meeting of stockholders to adopt and approve a merger agreement, as the board must first approve the relevant merger agreement and declare its advisability before submitting it to stockholders. 8 *Del. C.* § 251(a), (b). *See Tansey* v. *Trade Show News Networks, Inc.*, 2001 WL 1526306, at *7 (Del. Ch. Nov. 27, 2001) (finding a merger to be "invalid because it was not preceded by an accomplishment of the statutorily required acts in the correct sequence"). Similarly, only a board of directors may call a special meeting to vote on an amendment to a corporation's certificate of incorporation, as the board first must adopt a resolution declaring the advisability of the amendment. 8 *Del. C.* §§ 242(b)(1). *See Williams*, 671 A.2d at 1381; *AGR Halifax*, 743 A.2d at 1192-93; *Lions Gate*, 2006 WL 1668051, at *7.

In exercising its fiduciary duties in connection with the approval of certain mergers or charter amendments, a board of directors may determine that its fiduciary duties require it to call a special meeting of stockholders to present the matter to stockholders for consideration. *See Mercier* v. *Inter-Tel (Del.), Inc.*, 929 A.2d 786, 817-19 (Del. Ch. 2007) (discussing the implication of the board's fiduciary duties in connection with its decision to reschedule a meeting for the approval of a merger that the board believed to be in the best interests of stockholders); *In re MONY Group, Inc. S'holder Litig.*, 853 A.2d 661, 667-77 (Del. Ch. 2004) (holding that the board discharged its fiduciary duties in postponing a stockholders meeting on a proposed merger to allow for preparation and consideration of supplemental proxy materials mandated by court order); *cf. Perlegos* v. *Atmel Corp.*, 2007 WL 475453, at *25 (Del. Ch. Feb. 8, 2007) (discussing fiduciary duties implicated by the authority to call and to cancel a special meeting of stockholders). Delaware law mandates that a board exercise its fiduciary duties in connection with the calling of a special meeting, regardless of whether the board meets a particular ownership threshold. Accordingly, placing restrictions (such as a minimum ownership requirement) upon a board's ability to call a special meeting of stockholders could preclude the board from calling a meeting where a proper application of its fiduciary duties might require it to do so. This result violates Delaware law.

D. *The Stockholder Proposal Would Prohibit the Board from Calling Special Meetings for Certain Purposes for Which It is the Only Party Authorized to Do So by Statute or Would Improperly Authorize Stockholders to Call Special Meetings in Such Circumstances.*

As discussed above, the DGCL requires that the board of directors call special meetings of stockholders to approve and adopt certain corporate actions. Under Sections 242 and 251 of the DGCL, as discussed in the foregoing section, only the Board of directors may call certain special meetings and stockholders *may not* call special stockholder meetings for these purposes. The Stockholder Proposal, however, mandates that any By-Law or Restated Certificate provision adopted in connection with the implementation of the Stockholder Proposal "not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)."[5] Therefore, either (i) the prohibition upon stockholders' ability to call special meetings to vote on charter amendments and certain merger agreements would necessarily be required to be applied to the Board's ability to call special meetings under the terms of the Stockholder Proposal or (ii) the stockholders would be permitted to call such special meetings. Thus, stockholders would be permitted to call such special meetings in violation of Sections 242 or 251, which mandate that stockholders only act after the board of directors has acted, or the Board would only be permitted to submit Restated Certificate amendments and certain mergers for approval by the stockholders at the Company's annual meeting. Such a fundamental limitation on the Board's statutory right to call special stockholder meetings in those circumstances would violate Delaware law. *See, e.g., Jones Apparel Group, Inc.* v. *Maxwell Shoe Co., Inc.*, 883 A.2d 837, 851-52 (Del. Ch. 2004) (suggesting that a certificate of incorporation may not contain restrictions on board power dealing with mergers or charter amendments and noting that such restrictions "inarguably involve . . . serious intrusions on director duties . . . .").

III. The Stockholder Proposal is Not a Proper Subject for Stockholder Action Under Delaware Law.

Because the Stockholder Proposal, if implemented, would cause the Company to violate Delaware law in the ways described in Section II hereof, we are of the opinion that the Stockholder Proposal is not a proper subject for stockholder action under Delaware law.

---

[5] Again, the parenthetical "to the fullest extent permitted by law" in the second sentence of the Stockholder Proposal does not save the Stockholder Proposal on this basis. As discussed above, any qualification or condition placed upon the Board's unqualified statutory right to call a special meeting is contrary to Delaware law, and therefore, there is *no extent* to which a By-Law or Restated Certificate provision could place "exclusionary or prohibitive language" upon the Board's right to call a special meeting in a manner consistent with Delaware law.

IV. Conclusion

For the foregoing reasons, it is our opinion that: (i) the Stockholder Proposal, if implemented, would cause the Company to violate Delaware law, and (ii) the Stockholder Proposal is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Paul, Weiss, Rifkind, Wharton & Garrison LLP

PAUL, WEISS, RIFKIND, WHARTON &
GARRISON LLP

EXHIBIT B

----- Message from *** FISMA & OMB Memorandum M-07-16 *** on Fri, 25 Nov 2011 21:30:01 -0500 -----

To: "Chris DiNardo" <Chris_DiNardo@liz.com>
cc: "Robert Vill" <Robert_Vill@liz.com>
Subject: Rule 14a-8 Proposal (LIZ)

Mr. Di Nardo,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Kenneth Steiner

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Kay Koplovitz
Chairman of the Board
Liz Claiborne, Inc. (LIZ)
1441 Broadway
New York NY 10018
Phone: 212 354-4900

Dear Ms. Koplovitz,

In support of the long-term performance of our company I submit my attached Rule 14a-8 proposal. This proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. The submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

11-2-2011
Date

cc: Nicholas J. Rubino
Corporate Secretary
Christopher T. Di Nardo <chris_dinardo@liz.com>
Vice President, Deputy General Counsel
T: 201-295-7833
F: 201-295-7851

[LIZ: Rule 14a-8 Proposal, November 25, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

Our management scuttled our opportunity to vote on the 2010 shareholder proposal to enable 10% of shareholders to call a special meeting. Our management made us vote (unnecessarily no less) on a weak management proposal for an almost insurmountable 35% of shareholders to call a special meeting in order to scuttle our opportunity to vote on the shareholder proposal for a realistic 10% of shareholders to call a special meeting. That is the reason it is necessary to resubmit this proposal topic.

Plus we gave 65%-support to the 2011 shareholder proposal for a shareholder opportunity to act by written consent and our management had not taken any action to adopt it.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: Chris DiNardo <Chris_DiNardo@liz.com<mailto:Chris_DiNardo@liz.com>>
Sen
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc:
Subject: RE: Rule 14a-8 Proposal (LIZ)

Mr. Chevedden,

Please see attached.

Sincerely,

Christopher Di Nardo

LIZ CLAIBORNE INC.
ONE CLAIBORNE AVENUE
NORTH BERGEN NJ 07047

LIZ claiborne inc
A PORTFOLIO OF BRANDS

December 4, 2011

Kenneth Steiner
c/o John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

By Email

Dear Mr. Chevedden,

On November 25, 2011, I received your email transmitting a letter from Kenneth Steiner ("Mr. Steiner") that enclosed a purported shareholder proposal from Mr. Steiner for inclusion in the Liz Claiborne, Inc. ("Liz") Proxy Statement for its 2012 Annual Meeting of Shareholders (the "Proxy Statement") and directing all future correspondence regarding this proposal to your attention.

Please be advised that Mr. Steiner has not proved his eligibility in accordance with Securities and Exchange Commission ("SEC") Rule 14a-8. Specifically, Mr. Steiner failed to comply with Rule 14a-8(b)(2) and establish his continuous ownership of at least $2,000 in market value, or 1%, of Liz's securities entitled to be voted on the proposal at Liz's Annual Meeting for at least one year by the date Mr. Steiner submitted his proposal.

In accordance with Rule 14a-8(f), Liz is entitled to exclude the proposal unless Mr. Steiner remedies this procedural deficiency. Mr. Steiner can remedy this deficiency if, within 14 calendar days of your receipt of this letter, Mr. Steiner responds in writing to this letter and submits adequate evidence, such as a written statement from the "record" holder of Mr. Steiner's securities, verifying that, at the time Mr. Steiner submitted the proposal, Mr. Steiner continuously held the aforementioned amount of Liz securities for at least one year.

In the event Mr. Steiner elects to cure the deficiency, Liz reserves the right and may seek to exclude the proposal if in Liz's judgment the exclusion of such proposal from the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety, along with a copy of SEC Staff Legal Bulletin No. 14F (CF).

Please direct all further correspondence with respect to this matter to my attention at the following address:

Christopher T. Di Nardo
Liz Claiborne, Inc.
1441 Broadway
New York, New York 10018

Very truly yours,

Christopher T. Di Nardo

Enclosure

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

----- Message from *** FISMA & OMB Memorandum M-07-16 *** on Tue, 13 Dec 2011 15:06:04 -0500 -----

To: "Chris DiNardo" <Chris_DiNardo@liz.com>
cc: "Robert Vill" <Robert_Vill@liz.com>
Subject: Rule 14a-8 Proposal (LIZ) tdt

Mr. Di Nardo, Attached is the letter requested. Please let me know whether there is any question.
Sincerely,
John Chevedden
cc: Kenneth Steiner

TD Ameritrade

Post-it® Fax Note 7671	Date 12-13-11	# of pages ▶
To Christopher D. Nash	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 201-295-7851	Fax #	

December 13, 2011

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 500 shares each of:

Allstate Corporation (ALL)
Bank of America Corporation (BAC)
JP Morgan Chase & Co. (JPM)
American International Group, Inc. (AIG)
Comcast Corporation (CMCSA)
Liz Claiborne, Inc. (LIZ)

In the TD Ameritrade Clearing, Inc., DTC # 0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 03, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Research Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.